COPY

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 3/3/15	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

15020001

1. State the name of the applicant: Miami International Securities Exchange, LLC
2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210
5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)
6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, General Counsel
   Miami International Securities Exchange, LLC
   7 Roszel Road, 5th Floor
   Princeton, NJ 08540
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

RECEIVED
2015 MAR -4 PM 4:32
SEC / MR

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: March 3, 2015

By: [signature]
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 3rd day of March, 2015.

[signature]
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Exhibit F

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

Response:

Exhibit F is hereby amended as set forth below. [Updated and new forms attached]

1. Member Firm Application Checklist
2. Pre-Application Information Survey
3. Member Application **[Updated]**
4. Clearing Member Agreement
5. Give-Up Agreement
6. User Agreement
7. Sponsored Access Agreement
8. Statutory Disqualification Notice
9. Attestation, Consent to Jurisdiction and Authorization of Approved Person Membership – Firm Applicant
10. Attestation, Consent to Jurisdiction and Authorization of Approved Person Membership – Individual Applicant
11. Exchange Data Agreement **[Updated]**
12. Market Data Policies **[Updated]**
13. MIAX Data Feed Affiliated Companies List – Schedule A **[Updated]**
14. MIAX Data Feed Request – Schedule B **[Updated]**
15. MIAX Data Feed Service Facilitator List – Schedule C **[Updated]**
16. Market Data Subscriber Agreement – Schedule D **[Updated]**

17. Service Bureau Agreement

18. Amendment to Member Application **[Updated]**

19. Extranet Services Agreement **[New]**

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

MIAX Options™

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Member Application

Applicant Firm Name: ____

An Applicant for membership on the Miami International Securities Exchange, LLC (the "MIAX" or the "Exchange") must complete this Member Application form, including Sections 1 through 5. The completed Membership Application form, including an executed copy of the User Agreement and supplemental materials requested herein, should be sent via email or certified or first class mail to*:

Miami International Securities Exchange, LLC
7 Roszel Road - 5th Floor, Ste. 5A
Princeton, NJ 08540
Attention: Member Services
609.897.1479
membership@miaxoptions.com

Application fees will be billed electronically post-approval and are non-refundable.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

If the application process is not completed within six (6) months of the filing of the application form and payment of the appropriate fee, the application shall be deemed to be automatically withdrawn.

**Note*: In accordance with Rule 200(c)(7), Every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Commission, pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA")*, then such Applicant must have and maintain a membership in FINRA.

**Each Applicant must also have and maintain membership with another SRO that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. MIAX will not be offering a DOEA regulatory oversight services to member firms.*

Since electronic filings are not encrypted or secure, personal or financial information (such as social security numbers or firm balance sheets) should not be sent electronically: registered mail is advisable.

I. Firm Information

A Member of the Exchange may be a corporation, partnership, limited liability company or sole proprietorship organized under the laws of a jurisdiction of the United States, or such other jurisdiction as the Exchange may approve. Each Member must be a broker-dealer registered pursuant to Section 15 of the Exchange Act and meet the qualifications for a Member in accordance with Rules of the Exchange applicable thereto. Each Member must prepare and maintain financial and other reports required to be filed with the SEC and the Exchange in English and U.S. dollars, and ensure the availability of an individual fluent in English and knowledgeable in securities and financial matters to assist representatives of the Exchange during examinations.

Every Member shall have as the principal purpose of being a Member the conduct of a securities business. Such a purpose shall be deemed to exist if and so long as: (1) the Member has qualified and acts in respect of its business on the Exchange in one or more of the following capacities: (i) a Lead Market Maker; (ii) a Registered Market Maker; or (iii) an Electronic Exchange Member.

a) **Address:**______________________________
City/State/Zip Code:______________________________
Tele #: (   ) _____-_______; **Fax #:** (   ) _____-_______

b) Is Applicant affiliated with a MIAX Member Firm? Yes:_____ No:_____

1) If yes, List Member Firm(s): ______________________________
____
____
____

2) Affiliate(s) status:

☐ New
☐ Existing

II. Type of Membership

[Indicate all that apply.]

☐ Primary Lead Market Maker Member
☐ Lead Market Maker Member
☐ Registered Market Maker Member
☐ Electronic Exchange Member
  ☐ Order Flow
  ☐ Clearing #(s): ________________

III. Primary Firm Contact(s)

[Attach additional names(s) as needed.]

Application Contact:

Name: ____

Title: ____

CRD# *(If applicable)*: ____

Email: ____

Phone: ____________________ Fax: ____________________

Billing Contact:

Name: ____

Title: ____

CRD# *(If applicable)*: ____

Email: ____

Phone: ____________________ Fax: ____________________

Compliance Contact:

Name: ____

Title: ____

CRD#: ____

Email: ____

Phone: ____________________ Fax: ____________________

Technical Contact:

Name: ____

Title: ____

CRD# *(If applicable)*: ____

Email: ____

Phone: ____________________ Fax: ____________________

Trading Contact:

Name: ____

Title: ____

CRD#: ____

Email: ____

Phone: ____________________ Fax: ____________________

[A list of persons primarily responsible for supervising trading and/or market making activities, including such persons' CRD numbers, if applicable. Attach additional names(s) as needed. ***Form U-4s to be provided. See Sect. IV,(m).****]*

Registered Principal/Supervisor(s) of Authorized Individual(s) (Series 14 or Series 24):

Name:
Title:
CRD#:
Email:
Phone: Fax:

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:
Title:
CRD#:
Email:
Phone: Fax:

Chief Compliance Officer (CCO):

Name:
Title:
CRD#:
Email:
Phone: Fax:

FINOP (Series 27 Qualified):

Name:
Title:
CRD#:
Email:
Phone: Fax:

IV. Regulatory

[Please provide the following information.]

☐ a) Applicant's Form BD: *current copy.* SEC # 8-: ___________

☐ b) Firm CRD: # ____________________

☐ c) A list of Self-Regulatory Organizations ("SRO") of which Applicant is a member.

☐ d) Applicant's designated examining authority ("DEA").

☐ e) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.

- If so, the statement must include all relevant details, including any sanctions imposed.

☐ f) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.

- If so, the statement must include all relevant details, including any sanctions imposed.

☐ g) If Applicant is not a FINRA member, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.

☐ h) A list of all Registered Options Trader(s). *(Note that each Registered Options Trader must take an examination and be approved by the Exchange.)*

☐ i) A list of persons primarily responsible for supervising trading and/or market making activities, including such persons' CRD numbers, as applicable [**Sect. III**].

☐ j) Form U-4: *current filing copy or as registered on Web CRD*, for each individual identified in (**h**) and (**i**) above or, if such individuals are not currently subject to Form U-4 reporting, provide a brief description of their qualifications.

☐ k) Firm filing/statement to Associated Person status and MIAX Rules 202/203.

☐ l) **Procedures:** *current copy*

1) **MIAX trading activities**
   a. Date of Applicant's last examination during which such supervisory procedures were reviewed and by which SRO. *(please provide copy of DEA disposition letter.)*
2) **Anti-Money Laundering**
3) **Business Continuity Planning**
4) **Clearing:** For applicants that propose to clear transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
5) **Information Barrier**, *copy of.*

V. Organizational Structure

[Please provide the following information.]

☐ a) Type of Organization:
- ☐ Corporation
- ☐ Limited Liability Corporation
- ☐ Partnership
- ☐ Sole Proprietor

- b) State of Organization: ____________
- c) Federal Tax ID/SSN: _____- ________________
- d) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.
- e) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.
- f) A listing of the office(s) from which Applicant will conduct its MIAX market making activity.

VI. Business and Operating Information

- a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange *(Ex.: OCC, order routing give-up, etc.)*
- b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).

  Please provide:
  - Error Account Information: ___________________________
- c) A brief description of:
  - Applicant's **proposed trading activities** on the Exchange, such as whether it will act as a market-maker, enter customer or proprietary orders or conduct block trading activities, etc.
  - The manner in which Applicant **receives and sends orders**, such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.
  - If Applicant will be conducting "Other Business Activities", a statement describing such activities.
  - If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.
- d) Brokers' Blanket Bond: *If applicable, copy of.*

VII. Financial Disclosure

[Attach response statement(s) as needed.]

☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable).*

☐ b) Applicant's financial Balance Sheet, *current copy.*

☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in **(b)** above.

☐ d) Name, address and contact information for Applicant's independent public accountant.

☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.

☐ f) The source and amount of Applicant's capital to support its market making activities on the Exchange, and the source of any additional capital that may become necessary.

☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.

☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written).*

☐ i) Does the organization owe any monies to MIAX, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?

- ☐ Yes:_____No:_____
- ☐ If yes, to whom: ____________________ Amount: $________________

☐ j) Have satisfactory arrangements been made to repay this debt?

- ☐ Yes:_____No:_____
- ☐ If yes, to whom: ____________________ Amount: $________________
- ☐ Describe: (Attach statement)

☐ k) Does the organization owe any monies to any MIAX Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?

- ☐ Yes:_____No:_____
- ☐ If yes, to whom: ____________________ Amount: $________________
- ☐ Describe: (Attach statement)

☐ l) Have satisfactory arrangements been made to repay this debt?

- ☐ Yes:_____No:_____
- ☐ If yes, to whom: ____________________ Amount: $________________
- ☐ Describe: (Attach statement)

VIII. Attestation, Consent to Jurisdiction and Authorization of Membership

Applicant-Firm: ______________________________

a) The Applicant agrees that it will abide by the Bylaws and Rules of the Exchange as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant agrees to submit to the jurisdiction of the Exchange [MIAX Rules 1000, 200(f)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant may be the subject of an investigative and/or background checks, and therefore; authorizes any Self-Regulatory Organization (SRO), Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the exchange.

f) The Applicant certifies that all associated persons required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by a SRO.

g) The undersigned represents that all the information contained in the Membership Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.

i) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to Miami International Securities Exchange, LLC ("MIAX" or "Exchange").

By: ______________________________
(Print Name)

____
(Print Title)

____
(Signature)

____
(Date)

DEFINITIONS

For purposes of this application, the following terms shall have the following meanings:

1. **Applicant** – the Person applying to become a Member of MIAX in the capacity of either Electronic Exchange Member ("EEM"), Lead Market Maker or Registered Market Maker (collectively "Market Makers" or "MMs"), or the Member amending this form.

2. **Associated Person** - any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member.

3. **Authorized Individual** - a person authorized to submit orders to MIAX on behalf of Sponsored Participant. As used in this Agreement, the requirement that a Sponsored Participant "comply with MIAX Rules" or "act in compliance with MIAX Rules" (or such other similar phrases) shall mean that Sponsored Participant shall comply with MIAX Rules as if it were a MIAX Member.

4. **Central Registration Depository ("Web CRD®")** – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information.

5. **Control** – the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

6. **Designated Examining Authority ("DEA")** – the SEC will designate one SRO to be a broker-dealer's examining authority, when the broker-dealer is a member of more than one SRO. Every broker-dealer is assigned a DEA, who will examine the broker-dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the broker-dealer's primary business location.

7. **Designated Options Examining Authority ("DOEA")** – DOEAs (currently FINRA and CBOE) have been appointed pursuant to the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The DOEAs are responsible for enforcing the rules of the option exchange participants set forth in Exhibit A of the Plan, conducting options-related sales practice examinations, and investigating options-related complaints and terminations for cause of associated persons.

8. **Electronic Exchange Member** - a Member that holds a valid Trading Permit, who is not a market maker and is registered with the Exchange pursuant to Chapter II of the MIAX Rules for the purposes of participating in trading on the Exchange.

9. **Financial Arrangement** - 1) the direct financing of a Member's dealings upon the Exchange, or 2) any direct equity investment or profit sharing arrangement, or 3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

10. **Lead Market Maker** - a Member that holds a valid Trading Permit and is registered with the Exchange for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX Rules with respect to Lead Market Makers.

11. **Registered Market Maker** - a Member that holds a valid Trading Permit and is registered with the Exchange for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX Rules with respect to Registered Market Makers.

12. **Member** - a corporation, partnership, limited liability company or sole proprietorship that is registered with the Exchange pursuant to Chapter II of the MIAX Rules for the purposes of transacting business on the Exchange in one or more of the following capacities: (i) a "Lead Market Maker," (ii) a "Registered Market Maker," or (iii) an "Electronic Exchange Member."

13. **MIAX** - the Miami International Securities Exchange, LLC.

14. **Person** – a natural person, corporation, partnership, limited liability company, association, joint Securities company, trustee of a trust fund, or any organized group of persons whether incorporated or not.

15. **Registered Options Trader ("ROT")** – Per MIAX Rule 601(b)(1), ROTs may be: (i) individual Members registered with the Exchange as Market Makers, or (ii) officers, partners, employees or associated persons of Members that are registered with the Exchange as Market Makers.

16. **Self-Regulatory Organization ("SRO")** - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

17. **Sponsored Participant** - a person or entity (e.g., a customer, another Member or a non-member broker-dealer) that has entered into an arrangement with a MIAX Member ("Sponsoring Member") whereby the Sponsoring Member provides access to the Exchange or otherwise allows such person or entity to route its orders to the Exchange using the Member's market participant identifier ("MPID").

11

MIAX Options™

Miami International Securities Exchange, LLC

Exchange Data Agreement
(Formerly the Exchange Data Vendor Agreement)

This Exchange Data Agreement (this "Agreement"), dated ____________________, is between **Miami International Securities Exchange, LLC**, a Delaware limited liability company, with its principal offices at 7 Roszel Road, Fifth Floor, Princeton, NJ 08540 (the "Exchange"), and ____, a ____________________ [corporation/limited liability company], with its principal offices at ____________ ________________________________ ("Data Recipient").

1. **Definitions.**

(a) "Affiliate" of a Data Recipient means any entity that directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. An Affiliate of Data Recipient is entitled to the same rights granted to Data Recipient hereunder including the right to use and distribute the Market Data to other Persons (as defined below) subject to the terms of this Agreement. If this Agreement is applicable to an Affiliate, Data Recipient must submit an Affiliated Companies List (as defined below) and shall assume all responsibility for and will hold harmless and indemnify the Exchange from and against any and all actions or inactions of such Affiliate as if they were the actions of the Data Recipient and shall be jointly and severally liable with such Affiliate.

(b) "Affiliated Companies List" means the form attached hereto as Schedule A.

(c) "Agreement" means this Exchange Data Agreement which also constitutes a distributor agreement between the Exchange and Distributor.

(d) "Control" means, with respect to an Affiliate, the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities (or other ownership interest), by contract, or otherwise.

(e) "Controlled Data Distributor" means a Data Recipient that provides Market Data to a Person and controls the entitlements and display of the information to such Person.

- If the Person is either (x) an Affiliate, (y) an employee or officer of the Controlled Data Distributor or (z) an employee or officer of an Affiliate of the Controlled Data Distributor identified on the Affiliate List submitted by such Controlled Data Distributor to MIAX, such Controlled Data Distributor shall be considered an "**Internal Controlled Data Distributor**".

- If the Person is not an Affiliate, or an employee or officer of the Controlled Data Distributor or of an Affiliate, such Controlled Data Distributor shall be considered an "**External Controlled Data Distributor**".

(f) "Data Feed(s)" means a transmission of Market Data via the Data Feed(s) checked or indicated as applicable on Schedule B with respect to a Data Recipient.

(g) "Data Recipient" means the Person specified above that receives Market Data (as defined below) (i) from the Exchange directly or from the Exchange through an Extranet, or (ii) from a Person that is an approved Data Feed Distributor.

(h) "Data Feed Distributor" means a Data Recipient that is authorized by the Exchange to retransmit or redistribute Market Data to (i) an officer, employee or an Affiliate of Data Recipient for Internal Use (an "Internal Data Feed Distributor") or (ii) a Person other than an officer, employee or an Affiliate of Data Recipient for External Use (an "External Data Feed Distributor"). Every Data Recipient (other than a Subscriber) is a Distributor for purposes of this Agreement.

(i) "Data Feed Request Form" means the form attached hereto as Schedule B.

(j) "Device" means any computer, workstation or other unit of equipment, fixed or portable, that receives, accesses, processes or displays Market Data in visible, audible or other comprehensible form. A Device is deemed to receive Market Data if the Device is entitled by Data Recipient or a Subscriber to receive the Market Data.

(k) "External Use" means the distribution of Market Data to Persons who are not officers, employees or Affiliates of the Distributor.

(l) "Force Majeure Event" means any flood, extraordinary weather conditions, earthquake or other act of God, fire, war, terrorism, insurrection, riot, labor dispute, accident, action of government, communications or power failures, or equipment or software malfunctions.

(m)"Internal Use" means the use of the Market Data by a Data Recipient or the distribution thereof to officers and employees of Data Recipient and its Affiliates.

(n) "Market Data" means market data and related information of the Exchange provided by the Exchange via the Data Feed(s) as checked or as indicated as applicable on Schedule B with respect to a Data Recipient. With respect to Data Recipient's obligations under this Agreement, Market Data includes information, data and materials that are derived from the foregoing and that convey information to Data Recipient that is substantially equivalent to Market Data.

(o) "Market Data Policies" means the policies with respect to the use, distribution and redistribution of Market Data as the Exchange may adopt and make publicly available from time to time, provided that such policies are not inconsistent with the provisions of this Agreement.

(p) "Person" means any natural person, proprietorship, corporation, partnership, limited liability company or other organization.

(q) "Service Facilitator" means an authorized third party agent to which a Data Recipient has delegated any of its responsibilities, obligations or duties under or in connection with this Agreement and is designated on the Service Facilitator List. Data Recipient must submit one or more Service Facilitation Lists identifying each Service Facilitator. Notwithstanding any such delegation, a Data Recipient shall remain responsible for compliance by such Service Facilitator with all applicable terms and conditions of this Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Market Data.

(r) "Service Facilitator List" means the form attached hereto as Schedule C.

(s) "Subscriber" means a natural person, a proprietorship, corporation, partnership, or other entity, or a Device (computer or other automated service) that is entitled to receive Market Data from a Controlled Data Distributor for Internal Use. A Subscriber is required to enter into a Subscriber Agreement (as defined below) authorizing such Person to receive and/or access current Market Data from a Controlled Data Distributor for its own use and not for the purpose of retransmitting or redistributing the Market Data to any other Person. Officers, employees and Affiliates of a Data Recipient shall not be deemed Subscribers requiring the execution of a Subscriber Agreement but may be counted for reporting purposes under this Agreement.

(t) "Subscriber Agreement" means the terms and conditions of receipt of Market Data by a Subscriber from a Controlled Data Distributor for Subscriber's own use substantially in the form of the Market Data Subscriber Agreement attached hereto as Schedule D.

2. License to Use Market Data.

(a) Subject to the terms of this Agreement, the Exchange hereby grants to Data Recipient the limited, non-exclusive, worldwide, non-transferable license as applicable, (i) to receive and use the Market Data for Internal Use, including without limitation the right to copy, store, process, commingle, and use the Market Data and the right to create new original works therefrom and (ii) to receive and use the Market Data for External Use, including without limitation the right to redistribute the Market Data in any form by means of any current or future product or service of the Data Recipient, in each case in accordance with the terms of this Agreement, Exchange requirements and the Market Data Policies as available on the Exchange's website and as may be amended from time to time.

(b) Data Recipient will have no rights with respect to Market Data except as provided pursuant to the foregoing license.

3. Proprietary Rights in the Market Data.

(a) Exchange Has Proprietary Rights in the Market Data. Data Recipient acknowledges and agrees that the Exchange has exclusive and valuable property rights in and to its own Market Data, that such Market Data constitutes valuable proprietary information and/or proprietary rights of the Exchange, some of which may not be within the public domain, that such Market Data shall remain valuable proprietary information and/or proprietary rights of the Exchange, and that, but for this Agreement, Data Recipient would have no rights or access to such Market Data.

(b) Specific Performance. Data Recipient acknowledges and agrees that disclosure of any Market Data except as permitted by this Agreement, or any breach or threatened breach of any other covenants or agreements contained herein, would cause irreparable injury to the Exchange for which money damages would be an inadequate remedy. Accordingly, Data Recipient further acknowledges and agrees that the Exchange shall be entitled to specific performance and injunctive and other equitable relief from the breach or threatened breach of any provision, requirement or covenant of this Agreement (including, without limitation, any disclosure or threatened disclosure of Market Data which is not within the public domain) in addition to and not in limitation of any other legal or equitable remedies which may be available.

4. **Receipt of Market Data by Data Recipient.**

(a) Terms and Conditions. This Agreement sets forth the terms and conditions upon which Data Recipient may receive and use Market Data. Data Recipient acknowledges that, the Exchange may, in its sole discretion, discontinue disseminating any or all of its own Market Data or change or eliminate its own transmission method, speed or signal characteristics at any time. The Exchange will use commercially reasonable efforts to provide Data Recipient with reasonable advance notice of such discontinuation or changes.

(b) Representations and Warranties by Data Recipient. Data Recipient represents and warrants that (i) it has set forth its internal use or external service requirements in the Data Feed Request Form, (ii) the detailed description of its system for controlling the dissemination of Market Data as described in the Data Feed Request Form is true, complete and not misleading, and (iii) it shall obtain the Exchange's prior written approval in the event that Data Recipient intends to make a material change in its use of the Market Data in any manner which is not described in its Data Feed Request Form and shall pay any applicable fees which result from such changes.

(c) No Prohibited Use by Data Recipient. Data Recipient further acknowledges that, except as expressly described in its Data Feed Request Form, any use of the Market Data by Data Recipient, including without limitation retransmission, redistribution or reprocessing, is expressly prohibited.

(d) User ID and Password. Data Recipient agrees that it shall protect the secrecy of any user ID or password used by or issued to Data Recipient in connection with the receipt of Market Data. Data Recipient acknowledges that (i) MIAX shall be entitled to treat any order, instruction, or inquiry forwarded to MIAX using any such Data Recipient user ID or password as having originated from Data Recipient, (ii) Data Recipient shall be financially responsible for any such order or request for Market Data, and (iii) Data Recipient must immediately notify MIAX if any such Data Recipient user ID or password is lost or stolen or someone has gained unauthorized access to that user ID or password.

5. **Data Recipient Legal Requirements.**

(a) Duty to Provide Appropriate Information. Data Recipient agrees to provide the appropriate information required by the Exchange to any Persons to which it redistributes or transmits Market Data and to ensure that the Market Data is clearly attributed as originating from the Exchange.

(b) Distribution of Market Data by an External Controlled Data Distributor. In the event that the External Controlled Data Distributor intends to use the Market Data for External Use, before Data Recipient redistributes any Market Data to a Subscriber, Data Recipient shall first obtain an executed Subscriber Agreement from an authorized party of such Person. Data Recipient shall be permitted to use its own form of subscriber agreement provided that (i) such subscriber agreement contains terms and conditions of use which are substantially similar to those provided in Schedule D attached hereto and (ii) Data Recipient agrees to provide such form of subscriber agreement to the Exchange at the Exchange's request for its review.

(c) Distribution of Market Data by an External Data Feed Distributor. In the event that a Data Recipient intends to use the Market Data for External Use, before such External Data Feed Distributor redistributes any Market Data to a Person, the External Data Feed Distributor shall first obtain an executed Exchange Data Agreement from an authorized party of such Person and shall cause any such Person to obtain an executed Subscriber Agreement from any Subscriber to which such Person intends to redistribute Market Data upon the same terms and conditions of subscription as set forth in Section 5(b) above.

(d) Distribution of Market Data by an Internal Data Feed Distributor, an Internal Controlled Data Distributor and a Subscriber. Each Internal Data Feed Distributor, each Internal Controlled Data Distributor and each Subscriber is prohibited from selling, distributing, transferring, or otherwise disseminating Market Data to any other Person, except that each of the foregoing may distribute the Market Data to an employee, officer or Affiliate of such Person for Internal Use in accordance with the terms of this Agreement.

6. **Records and Reporting**. Data Recipient agrees to furnish promptly to any Distributor or to MIAX any information or reports that may be reasonably required by such Distributor and/or MIAX in order for Data Recipient to receive the Market Data. Data Recipient agrees to maintain complete and accurate records relating to receipt of Market Data in accordance with the Market Data Policies and with such other Exchange requirements. Data Recipient shall furnish promptly to the Exchange any information or reports that are set forth in the Market Data Policies for the type of use intended by Data Recipient or that may be otherwise required by the Exchange and that are reasonably related to Data Recipient's receipt of Market Data. Data Recipient further agrees to and shall cause its Affiliates to preserve each Subscriber Agreement during the time that Data Recipient or its Affiliates redistribute the Market Data to Subscribers and for at least three (3) years after the date that Data Recipient or Affiliate discontinues distribution of the Market Data to such Subscriber.

7. **Right of Inspection and Audit**. During regular business hours, any Persons designated by the Exchange may have access to Data Recipient's offices or locations in order to observe the use made of the Market Data and to examine and inspect any Devices, attachments or apparatuses, as well as any books and records required to be maintained by Data Recipient hereunder in connection with its receipt and use of Market Data. Data Recipient will make prompt adjustment (including interest thereon at the rate of 1 1/2% per month) to compensate the Exchange that discovers an under-reported use of the Market Data by Data Recipient. In addition, at the election of the Exchange, Data Recipient will be liable for the reasonable costs of any audit that reveals a discrepancy in the Exchange's favor of five percent (5%) or more of the amount of fees actually

due the Exchange. Data Recipient shall maintain the records and books upon which it bases its reporting for Exchange Market Data for three (3) years following the period to which the records relate. In the event that Data Recipient fails to retain such records and books as required above, Data Recipient agrees to pay the Exchange's reasonable estimate of any discrepancy discovered pursuant to any such audit.

8. **Exchange Fees**.

(a) Data Recipient will pay the Exchange for the right to receive Market Data and for any permissible redistribution under this Agreement, in accordance with the then-current fee schedule published by the Exchange from time-to-time (including any and all applicable federal, state or local taxes). The Exchange's fees are subject to modification by the Exchange at any time, without prior notice to Data Recipient. In addition, Data Recipient agrees to pay the Exchange any penalties assessed against Data Recipient by the Exchange.

(b) To the extent permitted by applicable law, Data Recipient acknowledges and agrees that the termination of service to Data Recipient for failure to make payments shall not be considered an improper limitation of access by MIAX.

9. **Right to Deny Distribution.** The Exchange retains the right to direct Data Recipient to terminate any external transmission or distribution of Market Data for any reason or no reason, in which event the Exchange shall notify Data Recipient in writing that it has terminated the right of any authorized recipient to receive any Market Data and Data Recipient shall cease retransmitting Market Data to such authorized recipient as soon as possible, but in any event no more than five (5) business days of the notice and shall, within ten (10) business days confirm the termination thereof in a written notice by an authorized officer.

10. **Covenants, Representations and Warranties of Data Recipient**. Data Recipient agrees that it will not use or permit any other Person to use Market Data for any illegal purpose. Data Recipient agrees that it will not use Market Data in any way to compete with the Exchange, nor use the Market Data in any way so as to assist or allow a third party to compete with the Exchange. Data Recipient agrees that the provision of Market Data by the Exchange hereunder is conditioned upon Data Recipient's strict compliance with the terms of this Agreement and that the Exchange may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Data Recipient of the provisions hereof or whenever directed to do so by the Exchange.

11. **Requirements of Self-Regulatory Organization; Actions to be Taken in Fulfillment of Statutory Obligations**. Data Recipient acknowledges that (a) the Exchange is registered with the Securities and Exchange Commission (the "SEC") as a registered national securities exchange; (b) the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (c) Section 19(g)(1) of the Securities Exchange Act of 1934, as amended (the "Act") mandates that the Exchange, as a self-regulatory organization, comply with: (i) the Exchange Rules; (ii) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (iii) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other requirements, whether

promulgated by the United States or any other applicable jurisdiction (including in the area of intellectual property) (collectively, the "Exchange Requirements"); (d) the Exchange has jurisdiction over its members to enforce compliance with the Exchange Requirements; and (e) the Exchange is obligated to offer terms that are not unreasonably discriminatory between Data Recipients, subject to applicable Exchange Requirements. Accordingly, Data Recipient agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use the Information. The Exchange shall undertake reasonable efforts to notify Data Recipient of any such condition, modification or termination, and Data Recipient shall promptly comply with any such notice within such period of time as may be determined in good faith by the Exchange to be necessary, consistent with its statutory obligations. Any Person that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder. If Data Recipient is a Member of the Exchange, then Data Recipient expressly acknowledges and agrees that (x) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a member of the Exchange; (y) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchange to enforce compliance with, or impose sanctions for violations of, the Exchange Requirements; and (z) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's Exchange membership in accordance with the Exchange Requirements.

12. **Disclaimer**. THE MARKET DATA IS PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY WITH RESPECT TO ACCURACY, COMPLETENESS, TIMELINESS, NONINFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE. NEITHER MIAX, NOR ANY PROVIDER OF MARKET DATA TO MIAX, NOR ANY OF THEIR RESPECTIVE AFFILIATES, NOR THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, CONTRACTORS, AND AGENTS SHALL HAVE ANY LIABILITY OF ANY KIND (INCLUDING, BUT NOT LIMITED TO, FOR ANY DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES OR ANY DAMAGES FOR LOST PROFITS OR LOST OPPORTUNITIES AND WHETHER BASED UPON CONTRACT, TORT, WARRANTY, OR OTHERWISE) FOR ANY INACCURACIES, OMISSIONS, HUMAN OR MACHINE ERRORS, OR OTHER IRREGULARITIES IN THE MARKET DATA OR FOR ANY CESSATION, DISCONTINUANCE, FAILURE, MALFUNCTION, DELAY, SUSPENSION, INTERRUPTION, OR TERMINATION OF, OR WITH RESPECT TO, THE PROVISION OF THE MARKET DATA TO DATA RECIPIENT.

13. **Limitations of Liability and Damages**. Data Recipient agrees that: (a) the provision of Market Data is made with equipment, communications devices, and/or leased lines not owned or operated solely by the Exchange; and (b) except for any indemnification obligations of the Exchange as provided herein, neither the Exchange, nor its members, directors, officers, employees or agents, guarantees the sequence, accuracy or completeness of the Market Data, nor shall any of them be liable to Data Recipient or any other Person for any delays, inaccuracies, errors or omissions in Market Data, or in the transmission thereof, or for any other damages arising in connection with Data Recipient's receipt or use of Market Data, whether or not resulting from negligence on their part, a Force Majeure Event or any other cause beyond their reasonable control.

14. **Term and Termination**. Subject to Data Recipient's strict compliance with the provisions of this Agreement, the provision of Market Data by the Exchange hereunder will continue in force

during the term of this Agreement and any renewal term thereof unless either party provides thirty days written notice to the other party of its intent to terminate the Agreement. All Subscriber Agreements shall terminate effective as of the date of any termination of this Agreement and Data Recipient shall give notice of any such termination to all of its Subscribers. In addition, it is understood that the provisions set forth in paragraphs 2, 3, 4, 5, 6, 7, 8, 10, 11, 12, 13, 15 and 17 of this Agreement shall survive the termination of this Agreement.

15. **Indemnification.**

(a) By Data Recipient. Data Recipient will indemnify, defend and hold the Exchange, and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Data Recipient's failure to furnish or to keep, or Data Recipient's delay in furnishing or keeping, any report or record required to be kept by Data Recipient hereunder.

(b) By the Exchange. The Exchange will indemnify, defend and hold Data Recipient and its Affiliates and their respective directors, officers, employees and agents harmless from and against any and all claims against Data Recipient or its Affiliates that the Market Data infringes the intellectual property rights or violates any property right of a third party provided that Data Recipient or its Affiliate (i) provides the Exchange with prompt written notice of such claim, (ii) agrees that the Exchange shall have sole control of defense and/or settlement of such claim, and (iii) reasonably cooperates with the Exchange in the defense of such claim.

16. **Notices.** Any notice under this Agreement by MIAX to Data Recipient may be given via electronic mail to the e-mail address provided by Data Recipient when subscribing to receive Market Data. Any notice under this Agreement by Data Recipient to MIAX may be given via electronic mail to TradingOperations@MIAXOptions.com.

17. **Miscellaneous.** Any action arising out of this Agreement between the Exchange and Data Recipient shall be governed and construed in accordance with the internal laws (and not the law of conflicts) of the State of New York. Data Recipient may not assign all or any part of this Agreement without the prior written consent of the Exchange. MIAX may assign this Agreement to an affiliate of MIAX or to a third party that is a successor to MIAX's business of providing Market Data. Neither the Exchange nor Data Recipient may modify or amend the terms of this Agreement. In the event of any conflict between the terms and conditions of this Agreement and any other agreement relating to Data Recipient's receipt and use of Market Data, the terms and conditions of this Agreement will prevail. If, for any reason, one or more provisions of this Agreement is held invalid, the other provisions of the Agreement shall remain in full force and effect.

BY TYPING YOUR NAME BELOW, YOU AGREE THAT THE FOLLOWING IS TRUE: (1) YOU REPRESENT THAT YOU HAVE ACTUAL AUTHORITY TO ENTER INTO THIS AGREEMENT ON BEHALF OF DATA RECIPIENT; (2) THAT YOU HAVE READ THE TERMS STATED ABOVE; (3) YOU UNDERSTAND THE TERMS STATED ABOVE; (4) A PRINTOUT OF THE TERMS STATED ABOVE WILL CONSTITUTE A "WRITING" UNDER ANY APPLICABLE LAW OR REGULATION; AND (5) YOU AGREE TO ABIDE BY ALL THE TERMS OF THE AGREEMENT STATED ABOVE.

Type name of Data Recipient and authorized representative below if you acknowledge and accept the foregoing terms.

Name of Data Recipient:____

By Authorized Representative:____

Date:________________________________

12

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Market Data Policies

Under the terms of the Exchange Data Agreement between Miami International Securities Exchange, LLC ("**MIAX**") and any person who desires to receive market data or other information of MIAX (**each a "Person"**) ("**MIAX Exchange Data Agreement**"), any Person receiving Market Data must comply with the following policies and procedures ("**Policies**"). MIAX reserves the right to update the Policies from time to time and will communicate any updates via email to the designated market data contacts for any Person. All capitalized terms used herein that are not defined herein are defined in the MIAX Exchange Data Agreement.

I. Definitions

Data Feed – A transmission of market or other MIAX information ("**Market Data**"), as identified within the Data Feed Request form.

Data Recipient – A Person that receives a Data Feed (i) from MIAX directly or from MIAX through an Extranet, or (ii) through another Person that is an approved Data Feed Distributor.

Data Feed Distributor – A Data Recipient that (i) retransmits/redistributes a Data Feed to a Party other than an Affiliate, employee or officer of the Data Recipient and (ii) does not control the entitlements or display of the information to such Party.

Controlled Data Distributor – A Data Recipient that (i) provides Market Data to a Person and (ii) controls the entitlements of and display of information to such Person.

- If the Person is either (x) an Affiliate, (y) an employee or officer of the Controlled Data Distributor or (z) an employee or officer of an Affiliate of the Controlled Data Distributor identified on the Affiliate List submitted by such Controlled Data Distributor to MIAX in accordance with the directions below, such Controlled Data Distributor shall be considered an "**Internal Controlled Data Distributor**".

- If the Person is not an Affiliate, or an employee or officer of the Controlled Data Distributor or of an Affiliate, such Controlled Data Distributor shall be considered an "**External Controlled Data Distributor**".

Person – Any natural person, proprietorship, corporation, partnership, limited liability company or other organization.

Subscriber – A natural person, a proprietorship, corporation, partnership, or other entity, or a device (computer or other automated service) that is entitled to receive Market Data from a Controlled Data Distributor.

Note: No new Data Recipient may receive any Market Data and/or Data Feeds unless and until MIAX has approved the specific nature of the Market Data and/or Data Feeds to be provided to such Data Recipient.

II. Data Feed Distributor Requirements

Each Data Recipient that desires to become an authorized Data Feed Distributor of MIAX must complete and submit a MIAX Exchange Data Agreement and a Schedule B - Data Feed Request Form. The Data Feed Request Form requires the prospective Data Feed Distributor to describe its plan to distribute Data Feeds internally to any Affiliate, employee or officer of the Data Recipient or an employee or officer of an Affiliate or externally to any Person that is not an Affiliate, employee or officer of the Data Recipient or an employee or officer of an Affiliate. The completed Data Feed Request Form and the MIAX Exchange Data Agreement should be emailed to MarketData@MIAXOptions.com for review and processing.

Prospective Data Feed Distributor Documentation

Data Feed Distributors are responsible for either (i) directing each prospective Data Recipient to which it desires to redistribute or retransmit a Data Feed to download required documentation from the MIAX website, or (ii) providing a hard copy of each document indicated below to the prospective Data Recipient and ensuring that such Person completes and executes such documents ***PRIOR TO RECEIPT OF ANY MARKET DATA***.

Required documentation includes the following documents:

- MIAX Exchange Data Agreement
- Schedule B - Data Feed Request Form
- Schedule A - Affiliated Companies List (to be completed by prospective Data Recipient if applicable in accordance with the instructions set forth in Section VII below)
- Schedule C - Service Facilitator List (to be completed by prospective Data Recipient if applicable in accordance with the instructions set forth in Section VI below)
- Schedule D – Market Data Subscriber Agreement (to be forwarded by Data Recipient to its Subscribers if applicable and completed by each Subscriber according to the instructions set forth in Section III below)

Redistribution Approval Process

Once the documentation described above is completed and executed, the prospective Data Feed Distributor must forward the required documentation to MIAX for review and approval. MIAX will review the application and may contact the prospective Data Recipients directly for any additional information that it may need to process and/or approve the request. The review of the application includes, but is not limited to, a review of the intended use of the Market Data.

Upon approval, MIAX will forward an approval letter via fax or email to both the Data Feed Distributor and Data Recipients. Once the approval letter is received, the Data Feed Distributor is authorized to provide the approved Data Feeds to the Data Recipients.

Note: If a Data Feed Distributor provides Market Data to an unapproved Data Recipient or releases any Data Feeds prior to approval of such Person by MIAX, the Data Feed Distributor is responsible for paying MIAX any fees, charges or penalties that are assessable by MIAX for such Data Recipient's receipt/use during the period of time that the Data Recipient has received/used the Market Data even if such Person is not yet authorized by MIAX to receive or use such Market Data.

III. Controlled Data Distributor Requirements

Each Controlled Data Feed Distributor must complete and submit a MIAX Exchange Data Agreement and a Schedule B - Data Feed Request Form. The Data Feed Request Form requires each Controlled Data Distributor to identify the desired Data Feed and provide contact information for key Market Data Individuals, a description of the intended internal use and/or external Controlled distribution service being provided and a description of how the Data Feed is entitled. A separate Data Feed Request Form should be submitted for each entitlement system utilized. Each completed Data Feed Request Form and the MIAX Exchange Data Agreement should be emailed to MarketData@MIAXOptions.com for review and processing.

Internal Controlled Data Distributors

Each Internal Controlled Data Distributor (**"ICDD"**) has the right to provide Market Data to employees and officers of the ICDD or to any Affiliate thereof identified on an Affiliate List submitted by the ICDD to MIAX in accordance with the instructions set forth in Section VII below, and are not required to qualify such persons as Subscribers to MIAX. ICDDs are **not** subject to the reporting requirements set forth in Section V below.

External Controlled Data Distributors

Each External Controlled Data Distributor (**"ECDD"**) must qualify their prospective external Subscribers before any such Subscriber can be entitled to receive Market Data through one of the two following methods outlined below:

- **Subscriber Agreement**
  Each prospective Subscriber must execute the Schedule D – Market Data Subscriber Agreement.

- **ECDD Agreement**

  Alternatively, an ECDD may utilize its own distribution or subscriber agreement with each Subscriber provided that such ECDD incorporates the following terms within its own written legally enforceable agreement ("**ECDD Agreement**"):

  - MIAX shall retain all intellectual property rights in the Market Data provided to Subscriber.

  - Market Data that is provided is subject to all terms and conditions stipulated by MIAX.

  - Subscriber may be subject to reporting requirements.

  - Subscriber agrees that MIAX does not make any representations or warranties, express or implied, with respect to the Market Data, or the transmission, timeliness, accuracy or completeness thereof, including, without limitation, any implied warranties or any warranties of merchantability, quality or fitness for a particular purpose, and those arising by statute or otherwise in law or from any course of dealing or usage of trade.

  - Subscriber agrees that (i) it will not use or permit any other person to use Market Data for any illegal purpose, (ii) it will not use Market Data in any way to compete with MIAX nor use the Market Data in any way so as to assist or allow a third party to compete with MIAX, (iii) the provision of Market Data by MIAX hereunder is conditioned upon Subscriber's strict compliance with the terms of the ECDD Agreement and (iv) MIAX may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Subscriber of the provisions hereof.

  - Subscriber agrees to indemnify and hold harmless MIAX and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with the receipt and/or use of the Market Data, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Subscriber's failure to furnish or to keep, or Subscriber's delay in furnishing or keeping, any report or record required to be kept by Subscriber.

  - Subscriber agrees that: (i) the provision of Market Data is made with equipment, communications devices, and/or leased lines not owned or operated solely by MIAX; and (ii) neither MIAX nor its members, directors, officers, employees or agents, guarantees the sequence, accuracy or completeness of the Market Data, nor shall any of them be liable to Subscriber or any other person for any delays, inaccuracies, errors or omissions in Market Data, or in the transmission thereof, or for any other damages arising in connection with Subscriber's receipt or use of Market Data, whether or not resulting from negligence on their part, a force majeure event or any other cause beyond their reasonable control.

- Automatic termination of the ECDD Agreement in the event of expiration or termination of the MIAX Exchange Data Agreement between MIAX and the ECDD.

- If the agreement does not include MIAX directly as a party, MIAX must be an expressly specified third party beneficiary of the ECDD Agreement, and shall thereby be entitled to receive the rights of ECDD and enforce the provisions of the ECDD Agreement against Subscriber; *provided, however*, that (i) no provision of the ECDD Agreement shall impose upon MIAX any obligations of ECDD set forth therein, and (ii) except as otherwise provided above, MIAX shall not be entitled to receive those rights of ECDD in respect of which no corresponding right exists under the MIAX Exchange Data Agreement, including the right to collect any fees payable directly to ECDD by Subscriber under the ECDD Agreement.

- No terms of any ECDD Agreement shall in any manner conflict with the terms of the MIAX Exchange Data Agreement.

- ECDD agrees that it is not an agent of MIAX and is not authorized to amend any provision of the MIAX Exchange Data Agreement between MIAX and ECDD for the benefit of Subscriber.

Any agreement with a Subscriber, whether it be the Subscriber Agreement or the ECDD Agreement, should be kept by each ECDD for a period of at least three (3) years. MIAX reserves the right to request a copy of all such agreements at any time during the term of the MIAX Exchange Data Agreement between the ECDD and MIAX.

Controlled Data Distributor Notice and Enforcement

Each Controlled Data Distributor shall:

- enforce each of its employees and officer's compliance with the terms of the MIAX Exchange Data Agreement and each of its Subscriber's compliance with the terms of the Subscriber Agreement, as applicable;

- provide MIAX written notice of any violate on thereof by a Person, immediately upon becoming aware of such violation;

- provide MIAX notice of termination of any Subscriber Agreement, immediately upon receiving or serving notice of such termination;

- provide MIAX a true and correct copy of any MIAX Exchange Data Agreement or Subscriber Agreement entered into by any of its Data Recipients or Subscribers, as the case may be, promptly upon MIAX's request therefor;

- provide MIAX any assistance as MIAX may reasonably request in enforcing MIAX's rights under any MIAX Exchange Data Agreement with any Data Recipient or its rights under any Subscriber Agreement with any Subscriber as applicable;

- immediately cease providing any Market Data to any Person upon MIAX's request; and

- provide MIAX written notice promptly upon becoming aware of any acts or omissions of any Person or other person, in addition to those otherwise required to be reported herein, which Controlled Data Distributor believes, in its reasonable discretion, might jeopardize or prejudice the rights of MIAX in any Market Data or threaten the security or operations of any systems or other technology utilized by or on behalf of MIAX or any Distributor to disseminate any Data Feeds.

IV. Fees

The MIAX Market Data Fee Schedule is available on the MIAX website. Fees may be modified by MIAX at any time with no advance notice to Data Recipient or to any other Person except as may be provided in any agreement between MIAX and such Person.

V. Reporting

Reporting

MIAX requires all Data Recipients who are either External Controlled Data Distributors or Data Feed Distributors to submit reports, on a monthly basis, providing Person and Market Data details (as described below) for each Person receiving Market Data. Each such report must include the following:

- Data Recipient or Subscriber name, contact information, and billing address

- Mailing address at which Data Recipient receives the Data Feed

- Type of service

- Timing of Data Feed — Real-time or Delayed

- The earliest date upon which a Data Recipient or Subscriber receives any MIAX Market Data (installation date)

- The last date upon which a Data Recipient or Subscriber receives any MIAX Market Data (termination date)

Monthly reporting for the prior month's activity is due on the 15th of the current month (i.e., May 15th is the due date for April reporting) and should be sent via email to MarketDataUsage@MIAXOptions.com.

Please contact MarketData@MIAXOptions.com regarding any questions about reporting requirements.

Audit

In accordance with the terms outlined in the MIAX Exchange Data Agreement, each Data Recipient must make available to MIAX or its appointed agent, for physical inspection and audit, all books and records relating to Data Recipient's performance of its obligations and exercise of its rights under the MIAX Exchange Data Agreement, and all technology and premises of Data Recipient relevant to its performance of its obligations and exercise of its rights under the MIAX Exchange Data Agreement, in order for MIAX or its appointed agent to verify the accuracy of reports provided by Data Recipient to MIAX and the compliance by Data Recipient of all terms and conditions of the MIAX Exchange Data Agreement, including without limitation the receipt, use, display and distribution of Market Data. This audit must occur during normal business hours and upon reasonable notice to Data Recipient. MIAX may inspect and audit for compliance by the Data Recipient for a period of three (3) years following the effective date of termination of the MIAX Exchange Data Agreement. If the inspection and audit determines there is underreporting, underpayment or other financial non-compliance with the MIAX Exchange Data Agreement, then all such amounts owed to MIAX shall be remitted to MIAX within thirty (30) days of receipt by Data Recipient of an invoice therefor, which shall be provided following completion of the inspection and audit.

VI. Service Facilitators

A Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with the MIAX Exchange Data Agreement between MIAX and Data Recipient to an authorized third party agent ("Service Facilitator"), which Service Facilitator may discharge those responsibilities, obligations or duties on behalf of a Data Recipient in accordance with the MIAX Exchange Data Agreement. Notwithstanding any such delegation, a Data Recipient shall remain responsible for compliance by such Service Facilitator with all applicable terms and conditions of the MIAX Exchange Data Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Market Data.

A Service Facilitator may support one or more functions for a Data Recipient including, but not limited to, website operation, software development, facilities and equipment operation, and service installation. If a Data Recipient uses a Service Facilitator, the Data Recipient must provide a list of any and all Service Facilitators to MIAX on Schedule C – Service Facilitator List. The completed form should be emailed to MarketData@MIAXOptions.com for review and processing.

Additionally Data Recipient must include in a legally enforceable written agreement between the Data Recipient and each Service Facilitator the following terms:

- MIAX is protected to the same extent as if the Service Facilitator were a party to the MIAX Exchange Data Agreement, including without limitation by permitting MIAX to audit the Service Facilitator on the same terms as MIAX is permitted to audit Data Recipient under the MIAX Exchange Data Agreement.

- No terms of such agreement conflict with the terms of the MIAX Exchange Data Agreement.

- If the Service Facilitator is responsible for distribution of the Market Data on behalf of the Data Recipient, distribution of Market Data to another Data Recipient may occur ***only after*** the Data Recipient is authorized by MIAX or Data Recipient is qualified through one of the qualification methods outlined above.

- Data Recipient, and not the Service Facilitator, controls all entitlements of Market Data.

Notwithstanding the foregoing, the Service Facilitator must sign a MIAX Exchange Data Agreement with MIAX if the Service Facilitator receives a Data Feed.

VII. Distribution to Affiliates

Any Data Recipient that distributes Market Data to an Affiliate of Data Recipient must complete and submit Schedule A - Affiliated Companies List indicating the Affiliates which will be receiving Market Data. An "**Affiliate**" is defined as any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. By submitting the names of its Affiliate(s), the Data Recipient agrees that the contact information provided shall be deemed to be the contact information for each Affiliate. The completed form should be emailed to MarketData@MIAXOptions.com for review and processing.

VIII. General Use Requirements

Attribution

- Each Data Recipient (including each Data Feed Distributor and each Controlled Data Distributor) must identify MIAX as the source of any Market Data Feed through use of the name "MIAX" on all displays of Market Data.

- If the Market Data is being provided on a delayed basis, the Data Recipient must appropriately attribute Market Data as delayed by stating "**Data Delayed 15 Minutes**".

- Alternatives for Market Data attribution on displays may be permitted upon the prior written consent of MIAX if the attribution accurately and unambiguously describes the source of the Market Data. In order to receive approval, the Data Recipient must submit the alternative attributions to MIAX by emailing the request to MarketData@MIAXOptions.com for review and processing.

Marketing Materials

Each Data Feed Distributor and each Controlled Data Distributor may use MIAX's corporate name and the names of the Market Data Products/Services in their marketing materials and written sales materials to promote the use of their products or services, provided that such Data Recipient has received specific prior written approval by MIAX of each such use. In order to

receive approval, the Data Recipient must submit the marketing materials to MIAX by emailing MarketData@MIAXOptions.com for review and approval.

Record Retention

A Data Recipient must create and maintain complete and accurate books and records relating to the Data Recipient's performance of its obligations and exercise of its rights under the MIAX Exchange Data Agreement (collectively, "**Records**") including without limitation the receipt, use, display and distribution of Market Data. Data Recipients shall cause their Subscribers to also maintain complete and accurate books and records related to the Market Data receipt and/or use by such Subscriber.

13

MIAX Options™

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

SCHEDULE A - Affiliated Companies List

Check One:

☐ New Affiliate List ☐ Revise Existing Affilate List ☐ Addition/Deletion to Existing Affiliate List

Date of Request: ____________________

Data Recipient / Data Feed Distributor Contact Information

Company Name: ____________________

Primary Contact: ____________________ Phone: ____________________

Primary Contact Email: ____________________

Affiliated Companies

Affiliated Company Names	Registered Address

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC.

Signature:____________________ Print Name:____________________

Title:____________________ Date:____________________

14

MIAX Options™

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

SCHEDULE B - Data Feed Request Form
(submit one per entitlement system)

Check One: ☐ New Service Request ☐ Revise Existing Service ☐ Addition/Deletion to Existing Service

Date of Request: ______________________

Data Recipient / Data Feed Distributor Contact Information

Company Name: ______________________

Primary Contact: ______________________ Phone: ______________________

Primary Contact Email: ______________________

Technical Contact: ______________________ Phone: ______________________

Technical Contact Email: ______________________

Billing Contact: ______________________ Phone: ______________________

Billing Contact Email: ______________________

Reporting Contact: ______________________ Phone: ______________________

Reporting Contact Email: ______________________

Intended Use of MIAX Market Data

Check All Applicable: ☐ Internal Use Within Company and/or Affiliates

☐ Controlled Distribution to External Parties (control entitlement and individual device usage)

☐ Uncontrolled Distribution to External Parties (Data Feed Distributor)

MIAX Market Data Requested

☐ MIAX Options ToM (Top of Market)[(1)]

☐ Administrative Information Subscriber (AIS)

☐ MIAX Order Feed

☐ Other:______________________________

Service Description and Entitlement

Internal Usage – Describe Intended Use of Data **External Distribution – Describe Service Provided**	**Entitlement Methodology**

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC.

(1) Any Data Recipient reviewing the MIAX Options ToM (Top of Market) Data acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

Signature:____________________________ Print Name:____________________________

Title:____________________________ Date:____________________________

15

MIAX Options™

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

SCHEDULE C – Service Facilitator List

Check One:

☐ New Facilitator List ☐ Revise Existing Facilitator List ☐ Addition/Deletion to Existing Facilitator List

Date of Request: ______________________

Data Recipient / Data Feed Distributor Contact Information

Company Name: ____

Primary Contact: ______________________________ Phone:______ ______________

Primary Contact Email: ____

Service Facilitator Information

Facilitator Company Name: ____

Facilitator Address: ____

Primary Contact: ______________________________ Phone:______ ______________

Primary Contact Email:____

Service Provided: ____

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name: ____

Facilitator Address: ____

Primary Contact: ______________________________ Phone:______ ______________

Primary Contact Email:____

Service Provided: ____

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

SCHEDULE C

Facilitator Company Name: ______________________________

Facilitator Address: ______________________________

Primary Contact: ______________________ Phone:______ ______________

Primary Contact Email:______________________________

Service Provided: ______________________________

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name: ______________________________

Facilitator Address: ______________________________

Primary Contact: ______________________ Phone:______ ______________

Primary Contact Email:______________________________

Service Provided: ______________________________

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC.

Signature:______________________ Print Name:______________________

Title:______________________ Date:______________________

16

MIAX Options™

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

SCHEDULE D – Market Data Subscriber Agreement

THE UNDERSIGNED SUBSCRIBER ("SUBSCRIBER") MUST READ AND AGREE BELOW TO THE TERMS AND CONDITIONS OF THIS AGREEMENT IN ORDER TO RECEIVE AND USE THE MARKET DATA MADE AVAILABLE TO IT BY THE MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC ("MIAX"). NEITHER THE DISTRIBUTOR OF THE MARKET DATA NOR ITS AGENTS MAY MODIFY OR WAIVE ANY TERM OF THIS AGREEMENT AND ANY ATTEMPT TO MODIFY THIS AGREEMENT, EXCEPT BY MIAX, SHALL RENDER IT NULL AND VOID.

This Market Data Subscriber Agreement ("Agreement") is between the Miami International Securities Exchange, LLC ("MIAX"), a Delaware limited liability company with its principal place of business at 7 Roszel Road, Fifth Floor, Princeton, New Jersey 08540, and the undersigned Subscriber. This Agreement shall establish the terms and conditions pursuant to which Subscriber may receive and use the market data and related information of MIAX (collectively herein the "Market Data") provided to Subscriber by an authorized distributor of such Market Data (herein a "Distributor").

1. **LICENSE.** Upon acceptance of the terms and conditions of this Agreement as indicated below, Subscriber shall have a limited, non-exclusive, worldwide, non-transferable license during the term of this Agreement to receive and use Market Data solely for Subscriber's own personal or internal business purposes, as the case may be, and for no other purposes. Subscriber will have no rights with respect to Market Data except as provided pursuant to the foregoing license. Subscriber is prohibited from selling, distributing, transferring, or otherwise disseminating Market Data to any other person or entity, except that Subscriber may distribute the Market Data to an employee or officer of Subscriber. Any Subscriber receiving the MIAX Market Data – Top of Market ("ToM") – acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

2. **USER ID AND PASSWORD.** Subscriber shall protect the secrecy of any user ID or password used by or issued to Subscriber in connection with the receipt of Market Data. Subscriber acknowledges that (i) MIAX shall be entitled to treat any order, instruction, or inquiry forwarded to MIAX using any such Subscriber user ID or password as having originated from Subscriber, (ii) Subscriber shall be financially responsible for any such order or request for Market Data and (iii) Subscriber must immediately notify MIAX if any such Subscriber user ID or password is lost or stolen or someone has gained unauthorized access to that user ID or password.

3. **FEES.** Subscriber agrees to pay any applicable charges, taxes and other assessments to receive Market Data that is ordered by Subscriber ("Subscriber Fees"). To the extent permitted by applicable law, Subscriber acknowledges and agrees that the termination of the Distributor's service to Subscriber for failure to make payments shall not be considered an improper limitation of access by MIAX. The Subscriber acknowledges and agrees that the Subscriber Fees are subject to modification by MIAX at any time, without prior notice to Subscriber. All Subscriber Fees are non-refundable except as provided herein.

4. **MODIFICATION OR CESSATION OF PROVISION OF MARKET DATA.** Subscriber acknowledges that MIAX, in its sole discretion, may make modifications to its system or to the Market Data which may require corresponding changes to be made in Distributor's service to Subscriber. Changes or the failure to make changes by Distributor may cease or affect Subscriber's access to or use of the Market Data. MIAX shall not be responsible for such events.

Further, MIAX may cease or discontinue the provision of Market Data at any time with no requirement of advance notice to Subscriber. In such an event, MIAX shall refund to Subscriber any prepayments made by Subscriber to MIAX (or the pro-rata portion thereof, if applicable) for Market Data requested or ordered by Subscriber that will not be provided to Subscriber.

5. **PROPRIETARY RIGHTS**. Subscriber acknowledges and agrees that MIAX has exclusive and valuable property rights in and to its own Market Data, that such Market Data constitutes valuable proprietary information and/or proprietary rights of MIAX, some of which may not be within the public domain, that such Market Data shall remain valuable proprietary information and/or proprietary rights of MIAX, and that, but for this Agreement, Subscriber would have no rights or access to such Market Data. Subscriber acknowledges and agrees that disclosure of any Market Data except as permitted by this Agreement, or any breach or threatened breach of any other covenants or agreements contained herein, would cause irreparable injury to MIAX for which money damages would be an inadequate remedy. Accordingly, Subscriber further acknowledges and agrees that MIAX shall be entitled to specific performance and injunctive and other equitable relief from the breach or threatened breach of any provision, requirement or covenant of this Agreement (including, without limitation, any disclosure or threatened disclosure of Market Data which is not within the public domain) in addition to and not in limitation of any other legal or equitable remedies which may be available.

6. **REPORTING.** Subscriber agrees to furnish promptly to Distributor or to MIAX any information or reports that may be reasonably required by Distributor and/or MIAX in order for Subscriber to receive the Market Data.

7. **COVENANTS, REPRESENTATIONS AND WARRANTIES OF SUBSCRIBER.** Subscriber agrees that (i) it will not use or permit any other Person to use Market Data for any illegal purpose, (ii) it will not use Market Data in any way to compete with the Exchange, nor use the Market Data in any way so as to assist or allow a third party to compete with the Exchange, (iii) the provision of Market Data by the Exchange hereunder is conditioned upon Data Recipient's strict compliance with the terms of this Agreement and (iv) the Distributor may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Subscriber of the provisions hereof, or whenever directed to do so by the Exchange.

8. **DISCLAIMER**. THE MARKET DATA IS PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY WITH RESPECT TO ACCURACY, COMPLETENESS, TIMELINESS, NONINFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE. NEITHER MIAX, NOR ANY PROVIDER OF MARKET DATA TO MIAX, NOR ANY OF THEIR RESPECTIVE AFFILIATES, NOR THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, CONTRACTORS, AND AGENTS SHALL HAVE ANY LIABILITY OF ANY KIND (INCLUDING, BUT NOT LIMITED TO, FOR ANY DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES OR ANY DAMAGES FOR LOST PROFITS OR LOST OPPORTUNITIES AND WHETHER BASED UPON CONTRACT, TORT, WARRANTY, OR OTHERWISE) FOR ANY INACCURACIES, OMISSIONS, HUMAN OR MACHINE ERRORS, OR OTHER IRREGULARITIES IN THE MARKET DATA OR FOR ANY CESSATION, DISCONTINUANCE, FAILURE, MALFUNCTION, DELAY, SUSPENSION, INTERRUPTION, OR TERMINATION OF, OR WITH RESPECT TO, THE PROVISION OF THE MARKET DATA TO SUBSCRIBER.

9. **INDEMNIFICATION.** Data Recipient will indemnify, defend and hold the Exchange, and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Data Recipient's failure to furnish or to keep, or Data Recipient's delay in furnishing or keeping, any report or record required to be kept by Data Recipient hereunder.

10. **ASSIGNMENT.** Subscriber may not assign or otherwise transfer this Agreement or any rights hereunder. MIAX may assign this Agreement to an affiliate of MIAX or to a third party that is a successor to MIAX's business of providing Market Data.

11. **NOTICES.** Any notice under this Agreement by MIAX to Subscriber may be given via electronic mail to the e-mail address provided by Subscriber when subscribing to receive Market Data. Any notice under this Agreement by Subscriber to MIAX may be given via electronic mail to TradingOperations@MIAXOptions.com.

12. **MISCELLANEOUS.** In the event of breach by Subscriber of its obligations hereunder, the Exchange may bring an action to enforce its terms directly against Subscriber. Any action arising out of this Agreement shall be governed and construed in accordance with the internal laws (and not the law of conflicts) of the State of New York. The failure or delay to enforce any rights under this Agreement shall not constitute a waiver of such rights, any other rights, or any future rights arising hereunder. All rights and remedies under this Agreement shall be cumulative and none shall exclude or prejudice any other right or remedy available under law or by virtue of the provisions of this Agreement. If any term or provision of this Agreement shall be held invalid or unenforceable, the remainder of this Agreement shall not be affected thereby and each term and provision hereof shall be valid and enforced to the fullest extent permitted by law. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, and supersedes all prior agreements and understandings between the parties with respect to such subject matter. No modification or amendment of this Agreement shall be effective unless it is in writing and signed by a duly authorized representative of each party.

BY TYPING YOUR NAME BELOW, YOU AGREE THAT THE FOLLOWING IS TRUE: (1) YOU REPRESENT THAT YOU HAVE ACTUAL AUTHORITY TO ENTER INTO THIS AGREEMENT ON BEHALF OF SUBSCRIBER; (2) THAT YOU HAVE READ THE TERMS STATED ABOVE; (3) YOU UNDERSTAND THE TERMS STATED ABOVE; (4) A PRINTOUT OF THE TERMS STATED ABOVE WILL CONSTITUTE A "WRITING" UNDER ANY APPLICABLE LAW OR REGULATION; AND (5) YOU AGREE TO ABIDE BY ALL THE TERMS OF THE AGREEMENT STATED ABOVE.

Type name of Subscriber and authorized representative below if you acknowledge and accept the foregoing terms.

Name of Subscriber:____

By Authorized Representative:__________________________________

Date:________________________

MIAX Options™

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Amendment to the Member Application

Firm Name: ____

A firm applying for a change in membership on the Miami International Securities Exchange, LLC (the "MIAX" or the "Exchange") must complete this Amendment to Member Application form, including all supplemental materials requested herein.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an amended application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

**Note*: In accordance with Rule 200(c)(7), Every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Commission, pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA")*, then such Applicant must have and maintain a membership in FINRA.

**Each Applicant must also have and maintain membership with another SRO that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. MIAX will not be offering a DOEA regulatory oversight services to member firms.*

I. Firm Information

A Member of the Exchange may be a corporation, partnership, limited liability company or sole proprietorship organized under the laws of a jurisdiction of the United States, or such other jurisdiction as the Exchange may approve. Each Member must be a broker-dealer registered pursuant to Section 15 of the Exchange Act and meet the qualifications for a Member in accordance with Rules of the Exchange applicable thereto. Each Member must prepare and maintain financial and other reports required to be filed with the SEC and the Exchange in English and U.S. dollars, and ensure the availability of an individual fluent in English and knowledgeable in securities and financial matters to assist representatives of the Exchange during examinations.

Every Member shall have as the principal purpose of being a Member the conduct of a securities business. Such a purpose shall be deemed to exist if and so long as: (1) the Member has qualified and acts in respect of its business on the Exchange in one or more of the following capacities: (i) a Lead Market Maker; (ii) a Registered Market Maker; or (iii) an Electronic Exchange Member.

---

a) **Address:**____
City/State/Zip Code:____________________________________
Tele #: (   ) _______-__________; **Fax #:** (   ) _______-__________

b) Is Applicant affiliated with a MIAX Member Firm? Yes:____ No:____

If yes, List Member Firm(s):________________________________

c) Is Applicant requesting a reinstatement of its MIAX membership? Yes:____ No:____

II. Change of Membership Type

[Indicate all that apply.]

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Clearing #(s): ____________________

Other [*Please describe (i.e. name or other non-substantive change).]*

The undersigned member firm affirms that such change as described above shall be made valid as if it was included in the original Application and binds all previously executed agreements with the Exchange to be in force and effect. No other terms or conditions of the original Application shall be negated or changed as a result of this stated change.

AFFIRMATION

There have been no other material changes to the Application previously filed with the Exchange unless as noted in the following sections of the Amendment to the Application Form.

By: ____________________________
(Print Name)

____
(Print Title)

____
(Signature)

____
(Date)

Change of Primary Firm Contact(s)	___ No material change.	___ As Noted.
Regulatory	___ No material change.	___ As Noted.
Organizational Structure	___ No material change.	___ As Noted.
Business and Operating Information	___ No material change.	___ As Noted.
Financial Disclosure:	___ No material change.	___ As Noted.

To the extent there have been material changes to the filings previously made by the Member Firm to the Exchange, please file supplemental documentation as needed.

III. Change of Primary Firm Contact(s)

Attach additional names(s) as needed.

Application Contact:

Name: ______________________________

Title: ______________________________

CRD# *(If applicable)*: ______________________________

Email: ______________________________

Phone: ______________________________

Billing Contact:

Name: ______________________________

Title: ______________________________

CRD# *(If applicable)*: ______________________________

Email: ______________________________

Phone: ______________________________

Compliance Contact:

Name: ______________________________

Title: ______________________________

CRD#: ______________________________

Email: ______________________________

Phone: ______________________________

Technical Contact:

Name: ______________________________

Title: ______________________________

CRD# *(If applicable)*: ______________________________

Email: ______________________________

Phone: ______________________________

Trading Contact:

Name:

Title:

CRD#:

Email:

Phone:

Registered Principal Supervisor (Series 14 or Series 24):

Name:

Title:

CRD#:

Email:

Phone:

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:

Title:

CRD#:

Email:

Phone:

Chief Compliance Officer (CCO):

Name:

Title:

CRD#:

Email:

Phone:

FINOP (Series 27 Qualified):

Name:

Title:

CRD#:

Email:

Phone:

IV. Regulatory

- ☐ a) Applicant's Form BD: *current filing copy.*
- ☐ b) A list of Self-Regulatory Organizations ("SRO") of which Applicant is a member.
- ☐ c) Applicant's designated examining authority ("DEA").
- ☐ d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ f) If Applicant is not a FINRA member, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.
- ☐ g) A list of all Registered Options Trader(s). *(Note that each Registered Options Trader must take a qualifying examination and be approved by the Exchange.)*
- ☐ h) A list of persons primarily responsible for supervising trading and/or market making activities, including such persons' CRD numbers, as applicable **[Sect. III]**.
- ☐ i) Form U-4: *current filing copy*, for each individual identified in **(g)** and **(h)** above or, if such individuals are not currently subject to Form U-4 reporting, provide a brief description of their qualifications.
- ☐ j) Firm filing/statement updates, if any, to Associated Person status and MIAX Rules 202/203.
- ☐ k) **Procedures:** *current copy*
  1) **MIAX trading activities**
     a. Date of Applicant's last examination during which such supervisory procedures were reviewed and by which SRO. *(please provide copy of disposition letter.)*
  2) **Anti-Money Laundering**
  3) **Business Continuity Planning**
  4) **Clearing:** For applicants that propose to clear transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
  5) **Information Barrier**

V. Organizational Structure

- ☐ a) Type of Organization:
  - ☐ Corporation
  - ☐ Partnership
  - ☐ Limited Liability Company
  - ☐ Sole Proprietor
- ☐ b) State of Organization: ____________
- ☐ c) Federal Tax ID/SSN: ______- ________________
- ☐ d) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.
- ☐ e) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.
- ☐ f) A listing of the office(s) from which Applicant will conduct its MIAX market making (Lead and Registered Market Makers) activity.

VI. Business and Operating Information

- ☐ a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange (*Ex.: OCC Agreement, order routing give-up, etc.)*
- ☐ b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).
    - ________________________________
- ☐ c) A brief description of:
    - Applicant's **proposed trading activities** on the Exchange, such as whether it will act as a market-maker, enter customer or proprietary orders or conduct block trading activities, etc.
    - The manner in which Applicant **receives and sends orders**, such as through electronic proprietary devices, internal order-processing systems or through third-party, order-routing services.
    - If Applicant will be conducting "Other Business Activities", a statement describing such activities.
    - If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch
- ☐ d) Brokers' Blanket Bond: *If applicable, copy of.*

VII. Financial Disclosure

[Attach response statement(s) as needed.]

- ☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable).*
- ☐ b) Applicant's financial Balance Sheet, *current copy.*
- ☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in (**a**) and (**b**) above.
- ☐ d) Name, address and contact information for Applicant's independent public accountant.
- ☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.
- ☐ f) The source and amount of Applicant's capital to support its market making activities on the Exchange, and the source of any additional capital that may become necessary.
- ☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.
- ☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and/or written).*
- ☐ i) Does the organization owe any monies to MIAX, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?
    - ☐ Yes:_____No:_____
    - ☐ If yes, to whom: ________________________________ Amount: $________________
- ☐ j) Have satisfactory arrangements been made to repay this debt?
    - ☐ Yes:_____No:_____
    - ☐ If yes, to whom: ________________________________ Amount: $________________
    - ☐ Describe: (Attach statement)

- ☐ k) Does the organization owe any monies to any MIAX Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?
  - ☐ Yes:_____No:_____
  - ☐ If yes, to whom: ______________________________ Amount: $_________________
  - ☐ Describe: (Attach statement)
- ☐ l) Have satisfactory arrangements been made to repay this debt?
  - ☐ Yes:_____No:_____
  - ☐ If yes, to whom: ______________________________ Amount: $_________________

DEFINITIONS

For purposes of this application, the following terms shall have the following meanings:

1. **Applicant** – the Person applying to become a Member of MIAX in the capacity of either Electronic Exchange Member ("EEM"), Lead Market Maker or Registered Market Maker (collectively "Market Makers" or "MMs"), or the Member amending this form.

2. **Associated Person** - any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member.

3. **Authorized Individual** - a person authorized to submit orders to MIAX on behalf of Sponsored Participant. As used in this Agreement, the requirement that a Sponsored Participant "comply with MIAX Rules" or "act in compliance with MIAX Rules" (or such other similar phrases) shall mean that Sponsored Participant shall comply with MIAX Rules as if it were a MIAX Member.

4. **Central Registration Depository ("Web CRD®")** – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information.

5. **Control** – the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

6. **Designated Examining Authority ("DEA")** – the SEC will designate one SRO to be a broker-dealer's examining authority, when the broker-dealer is a member of more than one SRO. Every broker-dealer is assigned a DEA, who will examine the broker-dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the broker-dealer's primary business location.

7. **Designated Options Examining Authority ("DOEA")** – DOEAs (currently FINRA and CBOE) have been appointed pursuant to the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The DOEAs are responsible for enforcing the rules of the option exchange participants set forth in Exhibit A of the Plan, conducting options-related sales practice examinations, and investigating options-related complaints and terminations for cause of associated persons.

8. **Electronic Exchange Member** - a Member that holds a valid Trading Permit, who is not a market maker and is registered with the Exchange pursuant to Chapter II of the MIAX Rules for the purposes of participating in trading on the Exchange.

9. **Financial Arrangement** - 1) the direct financing of a Member's dealings upon the Exchange, or 2) any direct equity investment or profit sharing arrangement, or 3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

10. **Lead Market Maker** - a Member that holds a valid Trading Permit and is registered with the Exchange for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX Rules with respect to Lead Market Makers.

11. **Registered Market Maker** - a Member that holds a valid Trading Permit and is registered with the Exchange for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX Rules with respect to Registered Market Makers.

12. **Member** - a corporation, partnership, limited liability company or sole proprietorship that is registered with the Exchange pursuant to Chapter II of the MIAX Rules for the purposes of transacting business on the Exchange in one or more of the following capacities: (i) a "Lead Market Maker," (ii) a "Registered Market Maker," or (iii) an "Electronic Exchange Member."

13. **MIAX** - the Miami International Securities Exchange, LLC.

14. **Person** – a natural person, corporation, partnership, limited liability company, association, joint Securities company, trustee of a trust fund, or any organized group of persons whether incorporated or not.

15. **Registered Options Trader ("ROT")** – Per MIAX Rule 601(b)(1), ROTs may be: (i) individual Members registered with the Exchange as Market Makers, or (ii) officers, partners, employees or associated persons of Members that are registered with the Exchange as Market Makers.

16. **Self-Regulatory Organization ("SRO")** - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

17. **Sponsored Participant** - a person or entity (e.g., a customer, another Member or a non-member broker-dealer) that has entered into an arrangement with a MIAX Member ("Sponsoring Member") whereby the Sponsoring Member provides access to the Exchange or otherwise allows such person or entity to route its orders to the Exchange using the Member's market participant identifier ("MPID").

MIAX Options™

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Extranet Connection Agreement

This Extranet Connection Agreement ("Agreement") is executed and entered into as of the date last signed ("Effective Date") by and between Miami International Securities Exchange, LLC, a Delaware limited liability company with its principal place of business at 7 Roszel Road, Fifth Floor, Princeton, New Jersey 08540 (the "Exchange"), and the extranet provider, as identified below (the "Extranet").

WHEREAS, the Extranet provides certain network connectivity between and among its customers, some of whom desire information and data ("Information") from the Exchange ("Customers"), and the Extranet desires to provide connectivity to the Exchange to those Customers;

WHEREAS, the Exchange provides certain services to its customers and is willing to provide the Extranet with connectivity to the Exchange as a means to provide connectivity into the Exchange to Customers.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. **Provision of Connectivity.**

(a) The Exchange shall provide the Extranet with a network connection into the Exchange's network (the "Exchange Network") in order to connect Customers to the Exchange (the "Connection"), as permitted in this Agreement or in the Exchange Requirements. "Exchange Requirements" shall mean (i) the applicable rules, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) the applicable rules and regulations of the Exchange; (iii) the Exchange's applicable decisions, policies, interpretations, operating procedures, specifications, requirements, and other documentation (including, but not limited to, user guides); and (iv) the successors, as they may exist at the time, of the components of the Exchange Requirements. The Exchange will use commercially reasonable efforts to provide the Extranet with reasonable advance notice of any changes to the Exchange's decisions, policies, operating procedures, requirements, and other documentation (including, but not limited to, user guides). The Extranet warrants that it is, will continue to be during the term of this Agreement, and will only use the Connection in compliance with the Agreement and the Exchange Requirements.

(b) The Extranet shall only provide, or cause or permit to be provided, connectivity to the Exchange to a Customer who, at the time of the provision of the connectivity, is of a type qualified (as set forth in the Exchange Requirements) to receive Information from the Exchange. The

Extranet agrees that the Exchange may have different qualification requirements for different types of Customers. Upon an inquiry from the Extranet, the Exchange shall undertake reasonable efforts to promptly notify the Extranet whether a potential or actual Customer is eligible to receive Information from the Exchange and the types of Information for which the Customer is eligible. Such inquiries from the Extranet shall only be generated if actual or potential Customer inquiries of the Extranet as to the type of Information for which it is eligible. BY EXECUTING THIS AGREEMENT, THE EXCHANGE DOES NOT GUARANTEE THE PROVISION OF ANY INFORMATION TO THE EXTRANET OR TO ANY CUSTOMERS. THE PROVISION OF SOME INFORMATION DOES NOT SIGNIFY THAT OTHER INFORMATION WILL BE PROVIDED.

(c) The Extranet shall have access to the Exchange Network through the MIAX Express Network Interface ("MENI") in order to provide Customers with access to MIAX and/or its data feeds. MENI may be accessed to: (1) receive MIAX Data feeds (the "Feeds") and to distribute the Feeds to Customers; and (2) provide Customers with network connectivity services in order to access or receive information from the MENI. A Customer authorized to receive services under (1) and (2) is a Customer of the Extranet that: (x) has entered into an effective and current participant agreement and/or market data recipient agreement with MIAX; and (y) MIAX has approved to connect to MIAX via connectivity supplied by Extranet or to receive MIAX data transmitted through the Extranet. Any Customer of the Extranet that is not so authorized is referred to herein as an Unauthorized Customer. In order for a Customer to be approved to receive services under (1) or (2), the Extranet must submit a request to MIAX at TradingOperations@MIAXOptions.com that includes the name and contact information of the party to whom connectivity will be provided. MIAX will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by MIAX, the Extranet may not provide the applicable party with connectivity to MIAX. In the event the Extranet provides an Unauthorized Customer with access to MIAX and/or the Feeds ("Unauthorized Access") the Extranet shall be in breach of this Agreement and shall be liable to MIAX for any payments that should have been made to MIAX by the Unauthorized Customer for services. The Extranet shall maintain, keep current, and provide to MIAX monthly (pursuant to Section 4) and upon request, a list of Authorized Extranet Customers to whom the Extranet provides either or both of the services under (1) and (2) above.

2. Fees. The Extranet will pay to the Exchange the then effective charges as set forth in the Exchange Requirements (as those charges may be changed from time to time), including interest and late fees and/or penalties (collectively, "Fees"). The Fees are subject to modification by the Exchange at any time, without prior notice to the Extranet.

3. Use of Connection.

(a) The Extranet shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to the Connection and Information. The Extranet shall comply with all reasonable security specifications or requirements of the Exchange in order to prevent the Connection and the Information from being improperly used or accessed or from being improperly taken. The Extranet shall not provide Customers with access to the Exchange or the Information, without the Exchange's prior written consent. If the Extranet nevertheless does provide such access without the Exchange's prior written consent, the Extranet shall be liable to the Exchange, as set forth in Section 2, for Fees, which would otherwise be due the Exchange from

such unauthorized Customers for receipt of goods and services, including, but not limited to, Information from the Exchange. If the Extranet becomes aware of a potential unauthorized use or access by a Customer, the Extranet shall notify the Exchange immediately of such use.

(b) The Extranet acknowledges that it has no rights in or to the Information, except for the right to transmit the Information to the degree permitted under this Agreement and the agreement between the Exchange and a Customer, to the extent such Customer may be qualified to receive Information as set forth in Section 1(b). The Extranet acknowledges and agrees that the Exchange has (i) proprietary rights in the information and data that originates on, derives from or relates to the Exchange, in the information and data that relates to individuals and entities that are regulated by the Exchange, and in the information and data that relates to activities that are regulated or operated by the Exchange, and (ii) compilation or other rights in information and data gathered from other sources. All Information, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of the Exchange. The Extranet shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by the Exchange, its licensees, transferees and assignees, of the proprietary rights of the Exchange in the Information and the Exchange's networks and system. The Extranet acknowledges and agrees that individuals and entities that provide information, goods and services to the Exchange may have exclusive proprietary rights in their respective information and data. Such information, goods and services shall be included in the definition of Information.

(c) The Extranet agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of the Extranet's network and not otherwise in violation of this Agreement) or alter the Information received through and from the Connection; (ii) not to affect the integrity of the Information; and (iii) not to render the Information inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. The Extranet shall make proper provisions to ensure adequate bandwidth and redundancy throughout its networks to ensure that all Extranet Customers are provided with an adequate level of service so as to not affect the integrity of the Information and not render the Information inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. The Extranet represents that it will not interfere with or adversely affect any of the component parts or processes of the Information, the Connection or the Exchange's systems, or any use thereof by any other authorized individuals or entities, or the distribution or operation of the Information, the Connection or the Exchange's systems.

(d) If any Customer fails to comply with any of the conditions, terms or provisions of this Agreement applicable to Customers, of any agreement between a Customer and the Exchange and/or the Extranet for the access to the Exchange and/or the Information, or any other agreement between a Customer and the Exchange, and Customer has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if a Customer has made any representation in any such agreements which was or has become untrue, then the Extranet shall, within five (5) business days after receipt of notice from the Exchange of such failure or untruth, cease providing access to the Exchange and to the Information to such Customer and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to the Exchange.

4. Monthly Reporting. Each month, the Extranet shall provide the Exchange with a report that consists of the names of Customers, the location of each Customer Premises Equipment ("CPE") Configurations for each Customer, as well as the type of service being provided to each Customer (i.e., FIX, ToM feed, AIS feed, ToM retransmission, AIS retransmission, etc.) (a "Report"). Such reporting shall occur within five (5) days of the end of the applicable month. Upon the initiation of services by the Extranet to a Customer or any update to services, the Extranet shall deliver a completed Schedule A to this Agreement.

5. Customers; Audit.

(a) During regular business hours, the Exchange may cause the Extranet's (i) records, (ii) reports and payments to the Exchange, and (iii) the Extranet's system and service (and all instruments and apparatus used in connection therewith), to the extent such systems and services relate to the provision of Information to Customers, to be reviewed by the Exchange personnel and/or auditors of the Exchange's choice. The review shall be scheduled upon reasonable notice to the Extranet, depending upon the circumstances and conducted in locations where the Extranet's records are kept or where the Extranet's system is located. In addition to or in lieu thereof, the Extranet shall provide the Exchange promptly with information or materials in response to any request for information. The Extranet shall make available for examination all records, reports, payments, and supporting documentation, and the Extranet's system and service necessary in the judgment of the Exchange audit personnel to reach a conclusion as to the accuracy and completeness of: (i) the Extranet's Reports to the Exchange, (ii) the payments connected therewith, and (iii) compliance with the Agreement and the Exchange Requirements. If the review conducted by the Exchange determines there is underreporting, underpayment or other financial non-compliance, including the provision of Unauthorized Access to an Unauthorized Customer, then, at the Exchange's sole discretion, either the Extranet shall cause the Extranet's auditors (at the Extranet's sole expense) to conduct a review and to determine the magnitude of any adjustments of amounts previously remitted to the Exchange within ninety (90) days after notice from the Exchange, or the Exchange or its auditors shall determine the magnitude of any such adjustments. If such audit or review discloses additional underreported or underpaid amounts or other financial non-compliance, such amounts shall be remitted to the Exchange, together with applicable interest thereon at the rate of 1½ % per month. If the review or response to the Exchange's request for information shows other non-compliance, then the Extranet shall comply with the Exchange's demand for compliance. The Exchange's determination in all cases shall be deemed conclusive. The Exchange agrees that liability pursuant to this subsection for underreporting, or underpaying for shall be limited to unpaid fees by the Extranet as well as unpaid fees for any Unauthorized Access to an Unauthorized Customers, together with interest, for the three (3) years preceding the earlier of the date that the Extranet, the Extranet's auditors or the Exchange first knew that such underreporting or underpayment has occurred, if such underreporting or underpayment is solely the result of a good faith error by the Extranet.

(b) Further, if such underreporting, underpayment or other financial non-compliance is equal to or greater than five percent (5%) of the monthly invoiced amount for any audited or unaudited period referred to herein, the Extranet shall, in addition to remitting the fees and applicable interest due relative to such underreporting, underpayment or other financial non-compliance, reimburse the Exchange, for any audit, legal or administrative costs and expenses incurred to detect and rectify such underreporting, underpayment or other financial non-compliance,

provided, however, that such costs and expenses are incurred in good faith and are not unreasonable given the amount of work necessary to detect and determine the extent of, and the actual amount of, such underreporting, underpayment or other financial non-compliance.

6. Term of Agreement.

(a) The initial term of this Agreement shall commence upon the Effective Date or the date the Connection is provided and, unless the Agreement is otherwise terminated, the term shall continue until this Agreement is terminated by at least thirty (30) days prior written notice by a party hereto given to the other. Notwithstanding the foregoing, this Agreement may be terminated by:

(i) either party for a breach of this Agreement (except as set forth in Section 6(a)(ii) below), upon not less than fifteen (15) days prior written notice to the breaching party, unless, if the breach is capable of being cured, the breach is cured within the notice period;

(ii) either party, if an invoice has not been paid in full within sixty (60) days from the date of such invoice;

(iii) the Exchange, immediately, in the event that the Extranet becomes insolvent; or the Extranet makes an assignment for the benefit of creditors; or the Extranet does not pay its debts as they become due or admits its inability to pay its debts when due; or the Extranet files or has filed against it any petition under any provision of the Bankruptcy Act or an application for a receiver, trustee, or custodian is made by anyone or the Extranet becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition with creditors;

(iv) the Exchange, immediately (with notice where practicable), in the event that the Extranet is not permitted or not able to receive or the Exchange is prevented from disseminating the Information, or any part thereof; or any representation, warranty or certification made by the Extranet in the Agreement or in any other document furnished by Extranet is, as of the time made or furnished, false or misleading; the Extranet proceeds with a proposed action which would result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty or certification, which is material to the Exchange for regulatory, commercial or other reasons, made by the Extranet in connection herewith, after the Exchange has notified the Extranet that such proposed action would constitute a default hereunder; the Exchange terminates for cause the Extranet's receipt of any other service or product provided by or on behalf of the Exchange; or the Exchange, in its sole discretion, determines that the Extranet Equipment or the Connection has or is likely to have an adverse impact on the operation or performance of the Exchange's network and system, the Information or market or likely to cause disproportionate harm to the Exchange's interests should termination be delayed; or

(v) the Exchange, upon not less than fifteen (15) days prior written notice, in the event that any representation, warranty or certification made by the Extranet in the Agreement or in any other document furnished by the Extranet becomes untrue or inaccurate and is not made true or accurate within the notice period.

(b) Upon termination of this Agreement, the Extranet shall cease any and all use of the Connection and the Information. The Extranet acknowledges and agrees that the exercise by the Exchange of the remedies set forth herein for failure of the Extranet to pay all Fees related to the Connection shall not be deemed or considered to be (and, to the extent permitted by applicable law, the Extranet waives any right to represent or assert that any such exercise constitutes) an act or omission or any improper denial or limitation of access to any Information or facility operated by the Exchange. The right of termination set forth herein is in addition to any other remedy at law or in equity, consistent with the Agreement, that is available to the Exchange with respect to a breach by the Extranet and is in addition to anything otherwise set forth herein. In the event of a party's default under this Agreement, the non-defaulting party shall have all rights available at law or equity, including the right of set-off. In no event shall termination by either party relieve the other party of obligations already incurred.

7. Changes to Service. The Extranet acknowledges and agrees that nothing in this Agreement constitutes an undertaking by the Exchange: (a) to continue the Connection, or any aspect of it, in the present form or configuration or under the current specifications or requirements; or (b) to continue to use existing communications facilities. The Exchange, in its sole discretion, may from time to time make additions to, deletions from or modifications: (i) to the Connection; (ii) to the specifications and requirements; and (iii) to the communications facilities. The Exchange shall undertake reasonable efforts to notify the Extranet of any change to the Connection (other than a minor change) prior to any such change, unless a malfunction in the Exchange's systems or network necessitates modifications on an accelerated basis or an emergency situation precludes such advance notice. Use of the Connection after any change shall constitute acceptance of the Connection, as changed. Under no circumstances shall the Exchange delay the implementation any such changes due to delays by the Extranet in implementing related changes in the Extranet's systems or networks or in the systems or networks of Customers.

8. Requirements of Self-Regulatory Organization; Actions To Be Taken In Fulfillment of Statutory Obligations. Extranet acknowledges that (a) the Exchange is registered with the Securities and Exchange Commission (the "SEC") as a registered national securities exchange; (b) the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (c) Section 19(g)(1) of the Securities Exchange Act of 1934, as amended (the "Act") mandates that the Exchange, as a self-regulatory organization, comply with the Exchange Requirements; (d) the Exchange has jurisdiction over its members to enforce compliance with the Exchange Requirements; and (e) the Exchange is obligated to offer terms that are not unreasonably discriminatory between Extranets, subject to applicable Exchange Requirements. Accordingly, Extranet agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use the Information. The Exchange shall undertake reasonable efforts to notify Extranet of any such condition, modification or termination, and Extranet shall promptly comply with any such notice within such period of time as may be determined in good faith by the Exchange to be necessary, consistent with its statutory obligations. Any person that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder. If Extranet is a Member of the Exchange, then Extranet expressly acknowledges and

agrees that (x) this Agreement does not limit or reduce in any way Extranet's obligations and responsibilities as a member of the Exchange; (y) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchange to enforce compliance with, or impose sanctions for violations of, the Exchange Requirements; and (z) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Extranet's Exchange membership in accordance with the Exchange Requirements.

9. Force Majeure. Other than with respect to failure to make payments due, neither party shall be liable under this Agreement for delays, failures to perform, damages, losses or destruction, or malfunction of any equipment, or any consequences thereof, caused or occasioned by, or due to fire, earthquake, flood, water, the elements, labor disputes or shortages, utility curtailments, power failures, explosions, civil disturbances, government actions, shortages of equipment or supplies, unavailability of transportation, acts or omissions of third parties, or any other cause beyond its reasonable control.

10. Confidentiality.

(a) The Extranet acknowledges that the Information, the Exchange systems and networks, the Exchange's equipment and any parts thereof, and other information, both oral and written, that helps meet a regulatory purpose or business need that the Extranet's employees, officers, directors, independent consultants, (sub)contractors, and other agents (collectively, "Extranet Personnel") are provided by or through the Exchange pursuant to this Agreement are trade secrets, proprietary and unique to the Exchange ("Exchange Confidential Information"), and that copyright and patent rights of the Exchange may also exist. The Extranet, on behalf of itself and the Extranet Personnel agrees to keep confidential such Exchange Confidential Information. The Extranet further agrees to take or cause to be taken all reasonably necessary precautions to maintain the secrecy and confidentiality of such Exchange Confidential Information, and shall not disclose the same to any other third party. Upon termination of this Agreement the Extranet shall destroy or return Exchange Confidential Information to the Exchange in any tangible form whatsoever and all copies thereof.

(b) Except to the extent otherwise set forth in this Agreement, the Exchange shall keep confidential the Extranet's audited records, reports and payments and the audit findings ("Extranet Confidential Information"). The Exchange agrees to take or cause to be taken all reasonably necessary precautions to maintain the secrecy and confidentiality of such Extranet Confidential Information.

(c) Each party shall exercise the same degree of care in the protection of the confidential information as the receiving party exercises with respect to its own proprietary property and trade secrets, but in no event shall it be less than a reasonable degree of care given the nature of the confidential information. The Exchange or the Extranet may disclose confidential information: (i) to the extent demanded by a court; (ii) to the extent revealed to a government agency with regulatory jurisdiction over the Exchange or over the Extranet; (iii) in the course of fulfilling any of the Exchange's regulatory responsibilities, including responsibilities over members and associated persons under the Act; or (iv) to their and the Exchange's employees, directors, independent contractors, (sub)contracts, and other agents solely for uses consistent with the

purposes of this Agreement. Notwithstanding anything otherwise set forth in this Agreement, nothing herein shall prevent the Exchange (i) from using the audit findings without restriction to the extent the findings are used in the aggregate with other information and such aggregation does not specifically identify the Extranet; or (ii) from disclosing without restriction the Extranet Confidential Information to the Exchange's telecommunications network provider/operator on a need to know basis. The duties in this section do not apply to data, information or techniques: (1) that is lawfully within a party's possession prior to the date of the Agreement and not under a duty of non-disclosure; (2) that is voluntarily disclosed to a party by a third-party so long as a party does not know that the third-party has breached any obligation not to reveal such data, information or techniques; (3) information that is developed by a party independently of the disclosure; or (4) is generally known or revealed to the public.

11. No Lease. This Agreement is a services agreement and is not intended to and will not constitute a lease of or tenancy or other interest in any Exchange premises, Exchange equipment, CPE, or any other real or personal property.

12. Limitation of Liability.

(a) Except as may be otherwise specifically set forth herein, the Extranet and the Exchange agree that the Exchange Parties (as defined below) shall not be liable to the Extranet or to any third party for any loss of profits (anticipated or otherwise), loss of use, trading loss, loss by reason of shutdown in operation or for increased expenses of operation, or any other damages suffered, or cost and expenses incurred by the Extranet or any third party, of any nature, or from any cause whatsoever, whether direct, indirect, special, punitive, incidental, or consequential, arising out of the furnishing, performance, maintenance, or use of; or inability to use, the Information, Connection and any other services and materials furnished by or on behalf of the Exchange or the Exchange's service providers, notwithstanding that the Exchange has been advised of the possibility that damages may or will arise.

(b) THE CONNECTION, THE OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE ARE PROVIDED "AS IS", WITHOUT WARRANTIES OF ANY KIND, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, AND NON-INFRINGEMENT. THE ENTIRE RISK AS TO THE QUALITY AND PERFORMANCE OF THE CONNECTION, AND ANY OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE IS WITH THE EXTRANET. THE EXCHANGE MAKES NO REPRESENTATION OR WARRANTY THAT THE CONNECTION AND OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE WILL MEET THE EXTRANET'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION OR FAILURE, AND THE EXCHANGE EXPRESSLY DISCLAIMS ALL WARRANTIES OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY (INCLUDING WHITEOUT LIMITATION, USE, TIMELINESS, SEQUENCE, COMPLETENESS, ACCURACY, FREEDOM FROM INTERRUPTION, AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING, OR COURSE OF PERFORMANCE).

(c) The Extranet and the Exchange understand and agree that the pricing for the Connection reasonably reflects the allocation of risk and limitation of liability set forth in this Agreement

(d) In no event shall any claim, dispute, controversy or other matter in question be made against the Exchange by the Extranet or any individual or entity claiming by or through the Extranet later than one year after the claim, dispute, controversy, and other matter in question has arisen.

13. Indemnification.

(a) Extranet will indemnify, defend and hold the Exchange, and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Extranet's failure to furnish or to keep, or Extranet's delay in furnishing or keeping, any report or record required to be kept by Extranet hereunder.

(b) The Exchange will indemnify, defend and hold Extranet and its directors, officers, employees and agents harmless from and against any and all claims against Extranet that the Connection and any other services and materials furnished by or on behalf of the Exchange infringes the intellectual property rights or violates any property right of a third party provided that Extranet (i) provides the Exchange with prompt written notice of such claim, (ii) agrees that the Exchange shall have sole control of defense and/or settlement of such claim, and (iii) reasonably cooperates with the Exchange in the defense of such claim.

14. Notices. All notices and other communications (except for invoices) required hereunder to be in writing shall be deemed to have been duly given, (i) upon actual receipt (or date of first refusal), if and when delivered by hand or (ii) upon constructive receipt, as of the date of receipt (or date of first refusal), when sent by overnight carrier, returned receipt requested, to the address of the Extranet or the Exchange as applicable, as set forth below, or, for the Extranet, to such other person or address as the Extranet shall furnish or (iii) upon posting the notice or communication on www.MIAXOptions.com or a successor site.

All communications required to be given in writing under this Agreement shall be directed to:

*(a) If to **Extranet***

Name:____________________________

Title:____________________________

Address:____________________________

____

____

Telephone:____________________________

Fax:____________________________

Email:____________________________

*(b) If to the **Exchange**:*

Miami International Securities Exchange, LLC
7 Roszel Road
Fifth Floor
Princeton, New Jersey 08540
Phone: 609-897-7302
Fax: 609-897-2201
Attn: John Cunningham, Member Services
Email: jcunningham@MIAXOptions.com; TradingOperations@MIAXOptions.com

If an email address is provided, the Exchange may, in lieu of the above, give notice to or communicate with the Extranet by email addressed to the persons identified above or to such other email address or persons as Extranet shall hereafter specifies. By providing an email address, the Extranet agrees that any receipt received by the Exchange from the Extranet's service provider or internet computer server indicating that the email was received shall be deemed proof that the Extranet received the message. If the Extranet's recipient cannot see or printout all or any portion of the messages or notices, the Extranet must contact the Exchange at (609) 897-7302.

17. **Governing Law**. Any action arising out of this Agreement between the Exchange and Extranet shall be governed and construed in accordance with the internal laws (and not the law of conflicts) of the State of New York. Extranet may not assign all or any part of this Agreement without the prior written consent of the Exchange. In the event of any conflict between the terms and conditions of this Agreement and any other agreement relating to Extranet's receipt and use of Information, the terms and conditions of this Agreement will prevail. If, for any reason, one or more provisions of this Agreement is held invalid, the other provisions of the Agreement shall remain in full force and effect.

18. **Survival**. Section 2 (Fees), Section 3 (Use of Connection), Section 4 (Monthly Reporting), Section 5 (Customers; Audit), Section 6 (Term of Agreement), Section 10 (Confidentiality), Section 12 (Limitation of Liability), Section 13 (Indemnification), any warranties and any other provisions which by their nature are intended to survive shall survive.

19. **Counterparts**. This Agreement may be executed in one or more counterparts, which shall each be considered an original, but all of which together shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

EXTRANET	MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
By:______________________	By:______________________
______________________ Name	______________________ Name
______________________ Title (must be officer)	______________________ Title
______________________ Name of Firm	______________________ Date
______________________ Date	

SCHEDULE A – Extranet Information Form
(submit one per Customer)

Check One: ☐ New Service Request ☐ Revise Existing Service ☐ Addition/Deletion to Existing Service

Date of Request:____________________

Extranet Contact Information

Company Name:____

Primary Contact:__________________________ Phone: __________________

Primary Contact Email:_____________________________________

Extranet Customer Contact Information

Company Name:____

Primary Contact:__________________________ Phone: __________________

Primary Contact Email:_____________________________________

Technical Contact:_________________________ Phone:__________________

Technical Contact Email:___________________________________

Billing Contact:___________________________ Phone:__________________

Billing Contact Email:_____________________________________

Reporting Contact:_________________________ Phone:__________________

Reporting Contact Email:___________________________________

Service Description

Certification by Extranet

This Schedule A is made between MIAX and the Extranet and is governed by the Extranet Connection Agreement entered into by MIAX and the Extranet, as well as the connectivity and other access services standard terms & conditions, as applicable from time to time and available at the following webpage: www.MIAXOptions.com.

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Extranet Connection Agreement with Miami International Securities Exchange, LLC.

Signature:____________________________ Print Name:____________________________

Title:____________________________ Date:____________________________

Exhibit J

Exhibit J

Exhibit Request:

A list of the officers, governors, Members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of Miami International Securities Exchange, LLC**

The following are currently the officers of the Exchange: **[Updated]**

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President – Chief Regulatory Officer
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Brian O'Neill	Vice President and Senior Counsel – Office of the General Counsel
Shawn Hughes	Vice President – Project Management
Harish Jayabalan	Vice President – Chief Risk Officer
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations

Name	**Title**
Lawrence O'Leary	Vice President – Regulatory Department
Richard Ross	Director of Strategic Planning of MIAX

The officers of the Exchange will serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange will serve at the direction of the Board of Directors.

2. Directors of Miami International Securities Exchange, LLC

The following persons are directors and Board observers of the Exchange as of March 11, 2014: **[No change]**

Name	**Classification**	**Term of Office**	**Type of Business**
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Andrew Schultz	Industry/ERP Director	So long as qualified under Equity Rights Program	Head of Strategic Options Business, Susquehanna International Group, LLP
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2015	Attorney
William J. O'Brien IV	Non-Industry	Class II – 2015	Senior Vice President, Oil & Gas, O'Brien Energy Company, LLC
John E. McCormac	Non-Industry/ Independent	Class II – 2015	Former New Jersey State Treasurer; Township Mayor – Woodbridge, New Jersey
Robert P. Castrignano	Industry	Class II – 2015	Principal – Equities Division at Sandler O'Neill & Partners, L.P.

Name	Classification	Term of Office	Type of Business
Meaghan Dugan	Industry/Member Representative Director	Class II – 2015	Director and Head of the Derivatives Product Management Team – Global Execution Services – Bank of America Merrill Lynch
John DiBacco, Jr.	Industry	Class II – 2015	Global Head of Equities Trading – KCG
Leslie Florio	Non-Industry/ Independent	Class III – 2016	Board of Trustees – The Hun School of Princeton
Michael P. Ameen	Non-Industry	Class III – 2016	Executive Vice President, Chief Operating Officer and Financial Officer, O'Brien Energy Company, LLC
Robert D. Prunetti	Non-Industry/ Independent	Class III – 2016	President and CEO, Mercer Regional Chamber of Commerce; President, Phoenix Ventures, LLC
John Beckelman	Industry	Class III – 2016	Principal – Sandler O'Neill & Partners, L.P.
Kurt M. Eckert	Industry/Member Representative Director	Class III – 2016	Head of Market Structure – Wolverine Trading, LLC
Francine Fang	Industry/Member Representative Director	Class III – 2016	Head of Options Market Making – KCG
Marianne Deane	Non-Industry	Class III – 2016	Community Volunteer
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2017	Attorney
J. Gray Teekell	Non-Industry/ Independent	Class I – 2017	President of The Teekell Company, Inc.

Name	Classification	Term of Office	Type of Business
Cynthia Schwarzkopf	Non-Industry/ Independent	Class I – 2017	Professional and Philanthropic Public Speaker
H. Dale Herring	Industry	Class I – 2017	Real Estate Development
William T. Bergman	Non-Industry/ Independent	Class I – 2017	Vice President and Special Assistant to the President, Temple University
Sean Flynn	Industry/Member Representative Director	Class I – 2017	Vice President-Timber Hill, LLC
Saroj Mahapatra	Industry/Member Representative Director	Class I – 2017	Managing Director, Sr. Quant Analyst – Bank of American Merrill Lynch

Observer:

Name	Classification	Term of Office	Type of Business
Guy Dowman	Industry	So long as qualified under equity Rights Program	Vice President and Executive Director – Morgan Stanley

3. **Committees of Miami International Securities Exchange, LLC**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows: **[No change]**

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent Director
Michael P. Ameen	Non-Industry Director
John Beckelman	Industry Director
John E. McCormac	Non-Industry/Independent Director

COMPENSATION COMMITTEE	
Name	**Classification**
J. Gray Teekell (Chair)	Non-Industry/Independent Director
William T. Bergman	Non-Industry/Independent Director
Robert D. Prunetti	Non-Industry/Independent Director
Lindsay L. Burbage	Non-Industry/Independent Director

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent Director
Lawrence E. Jaffe	Non-Industry/Independent Director
Leslie Florio	Non-Industry/Independent Director

APPEALS COMMITTEE	
Name	**Classification**
Lawrence Jaffe (Chair)	Non-Industry Director/Independent
Robert Castrignano	Industry Director
Meaghan Dugan	Industry/Member Representative Director

FINANCE COMMITTEE	
Name	**Classification**
Michael P. Ameen (Chair)	Non-Industry Director
John Beckelman	Industry Director
Marianne Deane	Non-Industry Director
H. Dale Herring	Industry Director
John E. McCormac	Non-Industry/Independent Director
J. Gray Teekell	Non-Industry/Independent Director

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent Director
Robert Castrignano	Industry Director
John DiBacco, Jr.	Industry Director
Marianne Deane	Non-Industry Director
Kurt M. Eckert	Industry/Member Representative Director
Saroj Mahapatra	Industry/Member Representative Director
John E. McCormac	Non-Industry/Independent Director
William O'Brien IV	Non-Industry Director
J. Gray Teekell	Non-Industry/Independent Director

4
15:00
8535
03.04

To: Trading Markets
Department: HQ/TM
Phone:
Route: HQ-7a
Mail Stop: 7010
Building: SP1
Package Type:
Sender Name:

1001911920460002054900773037388535
3/4/2015 10:54:49 AM

3/3/2015

9) 897-8174
Comly, Esq.
national Holdings, Inc.
oad, 5th Fl
NJ 08540

Origin ID: PRIA

FedEx Express

E

J151215022303uv

(609) 897-8174 BILL SENDER

ties & Exchange Commission
Trading & Markets
Street NE
INGTON, DC 20549

Ship Date: 03MAR15
ActWgt: 2.0 LB
CAD: 104672866/INET3610

Delivery Address Bar Code

Ref #
Invoice #
PO #
Dept #

WED - 04 MAR 3:00P
STANDARD OVERNIGHT

TRK# 7730 3738 8535
0201

20549
DC-US
IAD

EP YKNA

Sender: You must peel flap before shi

Align top of FedEx